     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 3, 2002


                                                      REGISTRATION NO. 333-81286
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                                TECHNITROL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     PENNSYLVANIA                                            23-1292472
           (STATE OR OTHER JURISDICTION OF                                (I.R.S. EMPLOYER
            INCORPORATION OR ORGANIZATION)                              IDENTIFICATION NO.)

                             1210 NORTHBROOK DRIVE
                                   SUITE 385
                               TREVOSE, PA 19053
                                 (215) 355-2900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                 DREW A. MOYER
                       CORPORATE CONTROLLER AND SECRETARY
                             1210 NORTHBROOK DRIVE
                                   SUITE 385
                               TREVOSE, PA 19053
                                 (215) 355-2900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

           JOHN F. DOUGHERTY, JR., ESQUIRE                            BABAK YAGHMAIE, ESQUIRE
             ERIC D. SCHOENBORN, ESQUIRE                               ADAM M. DINOW, ESQUIRE
        STRADLEY, RONON, STEVENS & YOUNG, LLP                    WILSON SONSINI GOODRICH & ROSATI,
               2600 ONE COMMERCE SQUARE                               PROFESSIONAL CORPORATION
        PHILADELPHIA, PENNSYLVANIA 19103-7098                     12 EAST 49TH STREET, 30TH FLOOR
                  (215) 564-8000(T)                                   NEW YORK, NEW YORK 10017
                  (215) 564-8120(F)                                      (212) 999-5800(T)
                                                                         (212) 999-5899(F)

                            ------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ------------

    If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (SUBJECT TO COMPLETION)


ISSUED APRIL 3, 2002


                                4,600,000 Shares

                               [TECHNITROL LOGO]
                                  COMMON STOCK

                            ------------------------

TECHNITROL, INC. IS OFFERING 4,600,000 SHARES OF ITS COMMON STOCK.

                            ------------------------


OUR COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "TNL." ON APRIL 2, 2002, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $23.75 A SHARE.


                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            ------------------------

                           PRICE $            A SHARE
                            ------------------------

                                                                    UNDERWRITING
                                              PRICE TO              DISCOUNTS AND            PROCEEDS TO
                                               PUBLIC                COMMISSIONS          TECHNITROL, INC.
                                          -----------------       -----------------       -----------------
Per Share...............................        $                       $                       $
Total...................................  $                       $                       $

Technitrol, Inc. has granted the underwriters the right to purchase up to an additional 690,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on , 2002.

                            ------------------------

MORGAN STANLEY                                        CREDIT SUISSE FIRST BOSTON

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

            , 2002

[LOGO OF PULSE]


 [Picture of PulseJack(TM) stacked connector           [Picture of ultra-high-current
    module with integrated noise filters]                     power inductor]


       [Picture of filter module for a                      [Picture of digital
            variety of appliances]                         subscriber line choke]

--------------------------------------------------------------------------------

[LOGO OF AMI DODUCO]

          [Pictures of component subassemblies for telecommunications, machinery and consumer electronics]

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    5
Forward Looking Statements............   11
Use of Proceeds.......................   12
Price Range of Common Stock...........   13
Dividend Policy.......................   13
Capitalization........................   14
Selected Consolidated Financial
  Data................................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16

                                        PAGE
                                        ----
Business..............................   29
Management............................   38
Principal Shareholders................   40
Description of Capital Stock..........   42
Underwriters..........................   45
Legal Matters.........................   48
Experts...............................   48
Where You Can Find More Information...   48
Incorporation of Certain Information
  by Reference........................   49
Index to Consolidated Financial
  Statements and Financial Statement
  Schedule............................  F-1

                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK, ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF COMMON STOCK.

                            ------------------------

     Technitrol(TM), Pulse(TM) , AMI Doduco(TM) and PulseJack(TM) are some of our trademarks. Other marks used in this prospectus are the property of their respective owners, which includes us in some instances.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in or incorporated by reference into this prospectus. You should read the entire prospectus carefully, including the section entitled "Risk Factors."

                                TECHNITROL, INC.

     We are a global producer of precision-engineered passive magnetics-based electronic components and electrical contact products and materials. We believe we are a leading global producer of these products and materials in the primary markets we serve based on our estimates of the size of our primary markets in annual revenues and our share of those markets relative to our competitors. Passive magnetics-based products are used in virtually all types of electronic products to manage and regulate electronic signals and power. Electrical contact products and materials are used in any device in which the continuation or interruption of electrical currents is necessary. In each case, our components are critical to the functioning of the end product.

     Our world-class design and manufacturing capabilities, together with the breadth of our product offerings, provides us with a competitive advantage that enables us to anticipate and deliver highly customized solutions for our customers' product needs. In addition, our global presence enables us to participate in all relevant product and geographic markets and provides us with proximity to our global customer base. This allows us to better understand and more easily satisfy our customers' unique design and product requirements.

     We operate our business in two segments: the electronic components segment, which operates under the name Pulse, and the electrical contact products segment, which operates under the name AMI Doduco.

     Pulse designs and manufactures a wide variety of highly-customized passive magnetics-based electronic components. These components manage and regulate electronic signals and power for use in a variety of devices by filtering out radio frequency interference and adjusting and ensuring proper current and voltage. These products are often referred to as chokes, inductors, filters and transformers. Pulse's products are critical components within end products sold by many leading technology companies, such as Alcatel, Cisco and Intel. Pulse's products are used in industries that are characterized by continuous product innovation, such as telecommunications, enterprise networking and power conversion. As a result, Pulse's products are characterized by short life cycles and historically higher sales growth and gross margins than those of AMI Doduco. Representative end products that use Pulse's products include Ethernet switches, voice over Internet equipment, broadband access equipment and power supplies.

     We believe AMI Doduco is the only global manufacturer that produces a full range of electrical contact products, from contact materials to completed contact subassemblies. Contact products complete or interrupt electrical circuits in virtually every electrical device. These products are generally characterized by longer life cycles and slower technological change than Pulse's products. AMI Doduco sells its products to global equipment manufacturers such as Eaton, GE and Siemens. We believe that expansion and technological developments in some of the industries served by AMI Doduco, particularly in the electric power, appliance and automotive industries, along with opportunities arising from customer outsourcing and consolidation of the electrical contact industry, present attractive growth opportunities for AMI Doduco. Representative end products that use AMI Doduco's products include electrical circuit breakers, switches and relays, motor and temperature controls, wiring devices, power substations and sensors.

OUR BUSINESS STRATEGY

     Our overall strategy is to further enhance our market positions. In order to accomplish this we intend to:

      -- Focus On Attractive Growth Markets. We seek to aggressively address and penetrate attractive markets for our products by employing our design and manufacturing expertise and pursuing our acquisition strategy. By doing so, we intend to achieve profitable growth and revenue diversification across end markets, geographies and customers.

      -- Utilize Our Engineering and Design Capabilities. We will continue to support and utilize our world-class engineering capabilities in order to achieve superior product and tooling designs for our customers. Our customer collaborative design capabilities enable us to produce customized products early in their life cycle and typically provide us with higher margin opportunities.

      -- Achieve the Lowest Cost, Highest Quality Manufacturing. We strive to achieve the lowest manufacturing cost and the highest manufacturing quality. We seek to take advantage of low cost labor, selective automation and continuous improvement in our manufacturing processes in order to maximize cost efficiencies.

      -- Continue To Undertake Strategic Acquisitions and Attractive Outsourcing Opportunities. We intend to continue to pursue acquisitions and outsourcing opportunities to enhance growth, enter into new product markets and expand our design and manufacturing talent. We also expect this strategy will increase our global presence, consolidate markets within our existing product lines and enable us to offer a more comprehensive product line.

      -- Focus On Economic Profit and Financial Flexibility. We believe the most relevant indicator of shareholder value creation is economic profit, which we define as operating profit after tax less our cost of capital. We seek to maintain a strong balance sheet in order to maintain flexibility through the entire business cycle.

OUR CORPORATE PROFILE

     We are a Pennsylvania corporation. Our principal executive offices are located at 1210 Northbrook Drive, Suite 385, Trevose, PA 19053, and our telephone number is (215) 355-2900. Our website is located at www.technitrol.com. Information on the website is not part of this prospectus. In this prospectus, unless the context otherwise requires, the terms "we," "us," "our," "the company," "the Company" and "Technitrol" refer to Technitrol, Inc. and its subsidiaries. References to Pulse refer to Pulse Engineering, Inc. and its subsidiaries. References to AMI Doduco refer to AMI Doduco, Inc. and its subsidiaries.

                                  THE OFFERING

Common stock offered by us....   4,600,000 shares

Common stock to be outstanding
after this offering...........   38,319,912 shares


Use of proceeds...............   For voluntary repayment of approximately $36.0
                                 million of indebtedness under our existing bank credit facility, potential strategic acquisitions and general corporate purposes, including working capital and capital expenditures.


New York Stock Exchange
symbol........................   TNL

     The number of shares outstanding after this offering is based on 33,719,912 shares outstanding as of February 28, 2002. Except as otherwise indicated, information in this prospectus assumes no exercise of the underwriters' option to purchase 690,000 additional shares. The above table excludes, as of February 28, 2002:

      -- 2,829,462 shares of common stock reserved for issuance under our incentive compensation plan, of which 232,700 shares are subject to outstanding options, with a weighted average exercise price of $21.87 per share,

      -- 963,508 shares of common stock currently reserved for issuance under our employee stock purchase plan, and

      -- 40,432 shares of common stock reserved for issuance under our board of directors stock plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data should be read in conjunction with our financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this prospectus.

                                                                                  YEARS ENDED
                                                              ----------------------------------------------------
                                                              DEC. 31,   DEC. 31,   DEC. 31,   DEC. 29,   DEC. 28,
                                                              1997(1)      1998       1999       2000       2001
                                                              --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Net sales...................................................  $397,067   $448,539   $530,436   $664,378   $474,199
Cost of sales...............................................   269,050    306,296    358,553    409,856    359,681
                                                              --------   --------   --------   --------   --------
  Gross profit..............................................   128,017    142,243    171,883    254,522    114,518
Selling, general and administrative expenses................    82,264     88,827    110,694    131,113     98,837
Restructuring and unusual and infrequent items..............        --         --         --      3,305     13,594
                                                              --------   --------   --------   --------   --------
  Operating profit..........................................    45,753     53,416     61,189    120,104      2,087
Interest and other, net.....................................    (1,011)     1,073      2,180     (2,810)    (3,282)
                                                              --------   --------   --------   --------   --------
  Earnings before income taxes..............................    46,764     52,343     59,009    122,914      5,369
Income tax expense..........................................    17,678     19,034     14,697     23,606      2,903
                                                              --------   --------   --------   --------   --------
  Net earnings..............................................  $ 29,086   $ 33,309   $ 44,312   $ 99,308   $  2,466
                                                              ========   ========   ========   ========   ========
Earnings per share:
  Basic(2)..................................................  $   0.90   $   1.04   $   1.38   $   3.05   $   0.07
  Diluted(2)................................................  $   0.90   $   1.03   $   1.36   $   3.02   $   0.07
Weighted average shares outstanding (basic).................    32,186     31,962     32,092     32,510     33,202
Weighted average shares outstanding (diluted)...............    32,274     32,406     32,492     32,859     33,566

BALANCE SHEET DATA:
Total assets................................................  $255,334   $344,134   $381,239   $520,771   $525,020
Total long-term debt (including current installments).......    32,957     60,898     60,496     48,588     89,129
Shareholders' equity........................................   142,375    174,809    215,635    324,430    329,231
Working capital(3)..........................................    87,618    102,336    141,851    230,397    189,257
Cash and cash equivalents...................................    48,803     13,563     88,161    162,631    142,267

OTHER DATA:
Net cash provided by/(used in):
  Operating activities......................................  $ 23,734   $ 49,727   $ 69,252   $113,788   $ 62,686
  Investing activities......................................    (6,931)   (62,834)   (32,928)   (34,770)  (124,151)
  Financing activities......................................    (9,387)    14,928      1,356     (4,796)    41,071
Capital expenditures, exclusive of acquisitions.............    13,447     20,398     18,766     29,976     13,149
Depreciation and amortization...............................    12,863     16,280     19,411     22,378     26,553
EBITDA(4)...................................................    58,616     69,696     80,600    142,482     28,640
Research, development and engineering expenses..............    16,438     16,840     19,611     20,178     20,210
Dividends declared per share(2)(5)..........................  $   0.11   $   0.12   $   0.13   $   0.14   $   0.14

------------
(1) Amounts reflect continuing operations after disposition of the businesses comprising our Test and Measurement Segment which was divested on June 4, 1997 for approximately $34.0 million.

(2) Per share amounts reflect two-for-one stock splits on November 27, 2000 and February 28, 1997.

(3) Includes cash and cash equivalents and current installments of long-term debt.

(4) EBITDA (earnings before interest, taxes, depreciation and amortization) is operating profit plus depreciation and amortization. EBITDA is not a measure of performance under accounting principles generally accepted in the United States. EBITDA should not be considered a substitute for, and an investor should also consider, cash flow from operations, net income and other measures of performance as defined by accounting principles generally accepted in the United States as an indicator of our profitability or liquidity. EBITDA is often used by shareholders and analysts as an indicator of a company's ability to service debt and fund capital expenditures. We believe it enhances a reader's understanding of our financial condition, results of operations and cash flow because it is unaffected by capital structure and therefore, enables investors to compare our operating performance to other companies. We understand that our presentation of EBITDA may not be comparable to other similarly titled captions of other companies due to differences in the method of calculation.

(5) After January 25, 2002, we no longer intend to pay cash dividends on our common stock.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision in our common stock. Additional risks not currently known to us or that we now deem immaterial may also affect us and the value of your investment.

 CYCLICAL CHANGES IN THE MARKETS WE SERVE, INCLUDING THE CURRENT CONTRACTION, COULD RESULT IN A SIGNIFICANT DECREASE IN DEMAND FOR OUR PRODUCTS AND REDUCE OUR PROFITABILITY.

     Our components are used in various products for the electronic and electrical equipment markets. These markets are highly cyclical. The demand for our components reflects the demand for products in the electronic and electrical equipment markets generally. Beginning in late 2000 and continuing to the present, these markets, particularly the electronics market, have experienced a severe worldwide contraction. This contraction has resulted in a decrease in demand for our products, as our customers have:

      --   canceled many existing orders,

      --   introduced fewer new products, and

      --   worked to decrease their inventory levels.

     The decrease in demand for our products has had a significant adverse effect on our operating results and profitability. We cannot predict how long this contraction will last nor the strength of any recovery. Accordingly, we may continue to experience weakness in both our revenues and profits.

 REDUCED PRICES FOR OUR PRODUCTS MAY ADVERSELY AFFECT OUR PROFIT MARGINS IF WE ARE UNABLE TO REDUCE OUR COSTS OF PRODUCTION.

     The average selling prices for our products tend to decrease over their life cycle. In addition, the recent economic contraction has significantly increased the pressure on our customers to seek lower prices from their suppliers. As a result, our customers are likely to continue to demand lower prices from us. To maintain our margins and remain profitable, we must continue to meet our customers' design needs while reducing costs through efficient raw material procurement and process and product improvements. Our profit margins will suffer if we are unable to reduce our costs of production as sales prices decline.

 AN INABILITY TO ADEQUATELY RESPOND TO CHANGES IN TECHNOLOGY MAY DECREASE OUR SALES.

     Pulse operates in an industry characterized by rapid change caused by the frequent emergence of new technologies. Generally, we expect life cycles for our products in the electronic components industry to be relatively short. This requires us to anticipate and respond rapidly to changes in industry standards and customer needs and to develop and introduce new and enhanced products on a timely and cost effective basis. Our engineering and development teams place a priority on working closely with our customers to design innovative products and improve our manufacturing processes. Our inability to react to changes in technology quickly and efficiently may decrease our sales and profitability.

 IF OUR INVENTORIES BECOME OBSOLETE, OUR FUTURE PERFORMANCE AND OPERATING RESULTS WILL BE ADVERSELY AFFECTED.

     The life cycles of our products depend heavily upon the life cycles of the end products into which our products are designed. Many of Pulse's products have very short life cycles which are measured in quarters. Products with short life cycles require us to closely manage our production and inventory levels. Inventory may become obsolete because of adverse changes in end market demand. During market slowdowns, this may result in significant charges for inventory write offs, as was the case during 2001. Our future operating results may be adversely affected by material levels of obsolete or excess inventories.

 AN INABILITY TO CAPITALIZE ON OUR RECENT OR FUTURE ACQUISITIONS MAY ADVERSELY AFFECT OUR BUSINESS.

     In recent years we have completed several acquisitions. We continually seek acquisitions to grow our business. We may fail to derive significant benefits from our acquisitions. In addition, if we fail to achieve sufficient financial performance from an acquisition, goodwill and other intangibles could become impaired, resulting in our recognition of a loss. While our acquisitions have not generally resulted in goodwill impairment in the past, we expect to have a goodwill impairment charge in the first quarter of 2002 of between $16 million and $19 million related to AMI Doduco. The degree of success of any of our acquisitions depends on our ability to:

      -- successfully integrate or consolidate acquired operations into our existing businesses,

      --   identify and take advantage of cost reduction opportunities, and

      --   further penetrate the markets for the product capabilities acquired.

     Integration of acquisitions may take longer than we expect and may never be achieved to the extent originally anticipated. This could result in slower than anticipated business growth or higher than anticipated costs. In addition, acquisitions may:

      --   cause a disruption in our ongoing business,

      --   distract our managers,

      --   unduly burden our other resources, and

      -- result in an inability to maintain our historical standards, procedures and controls.

 INTEGRATION OF ACQUISITIONS INTO THE ACQUIRING SEGMENT MAY LIMIT THE ABILITY OF INVESTORS TO TRACK THE PERFORMANCE OF INDIVIDUAL ACQUISITIONS AND TO ANALYZE TRENDS IN OUR OPERATING RESULTS.

     Our practice has been to quickly integrate acquisitions into the existing business of the acquiring segment and to only report financial performance on the segment level. As a result of this practice, we do not separately track the stand-alone performance of acquisitions after the date of the transaction. Consequently, investors cannot quantify the financial performance and success of any individual acquisition or the financial performance and success of a particular segment excluding the impact of acquisitions. In addition, our practice of quickly integrating acquisitions into the financial performance of each segment may limit the ability of investors to analyze any trends in our operating results over time.

 AN INABILITY TO IDENTIFY ADDITIONAL ACQUISITION OPPORTUNITIES MAY SLOW OUR FUTURE GROWTH.

     We intend to continue to identify and consummate additional acquisitions to further diversify our business and to penetrate important markets. We may not be able to identify suitable acquisition candidates at reasonable prices. Even if we identify promising acquisition candidates, the timing, price, structure and success of future acquisitions are uncertain. An inability to consummate attractive acquisitions may reduce our growth rate and our ability to penetrate new markets.

 IF OUR CUSTOMERS TERMINATE THEIR EXISTING AGREEMENTS, OR DO NOT ENTER INTO NEW AGREEMENTS OR SUBMIT ADDITIONAL PURCHASE ORDERS FOR OUR PRODUCTS, OUR BUSINESS WILL SUFFER.

     Most of our sales are made on a purchase order basis as needed by our customers. In addition, to the extent we have agreements in place with our customers, most of these agreements are either short term in nature or provide our customers with the ability to terminate the arrangement with little or no prior notice. Our contracts typically do not provide us with any material recourse in the event of non-renewal or early termination. We will lose business and our revenues will decrease if a significant number of customers:

      --   do not submit additional purchase orders,

      --   do not enter into new agreements with us, or

      --   elect to terminate their relationship with us.

 IF WE DO NOT EFFECTIVELY MANAGE OUR BUSINESS IN THE FACE OF FLUCTUATIONS IN THE SIZE OF OUR ORGANIZATION, OUR BUSINESS MAY BE DISRUPTED.

     We have grown rapidly over the last few years, both organically and as a result of acquisitions. However, in the past twelve months we have significantly reduced our workforce and facilities in response to a dramatic decrease in demand for our products due to prevailing global market conditions. These rapid fluctuations place strains on our resources and systems. If we do not effectively manage our resources and systems, our business may suffer.

 UNCERTAINTY IN DEMAND FOR OUR PRODUCTS MAY RESULT IN INCREASED COSTS OF PRODUCTION AND AN INABILITY TO SERVICE OUR CUSTOMERS.

     We currently have very little visibility into our customers' purchasing patterns and are highly dependent on our customers' forecasts. These forecasts are non-binding and often highly unreliable. Given the fluctuation in growth rates and cyclical demand for our products, as well as our reliance on often imprecise customer forecasts, it is difficult to accurately manage our production schedule, equipment and personnel needs and our raw material and working capital requirements.

     Our failure to effectively manage these issues may result in:

      --   production delays,

      --   increased costs of production,

      --   an inability to make timely deliveries, and

      --   a decrease in profits.

 A DECREASE IN AVAILABILITY OR INCREASE IN COST OF OUR KEY RAW MATERIALS COULD ADVERSELY AFFECT OUR PROFIT MARGINS.

     We use several types of raw materials in the manufacturing of our products, including:

      --   precious metals such as silver,

      --   base metals such as copper and brass, and

      --   ferrite cores.

     Some of these materials are produced by a limited number of suppliers. From time to time, we may be unable to obtain these raw materials in sufficient quantities or in a timely manner to meet the demand for our products. The lack of availability or a delay in obtaining any of the raw materials used in our products could adversely affect our manufacturing costs and profit margins. In addition, if the price of our raw materials increases significantly over a short period of time, customers may be unwilling to bear the increased price for our products and we may be forced to sell our products containing these materials at prices that reduce our profit margins.

     Some of our raw materials, such as precious metals, are considered commodities and are subject to price volatility. We attempt to limit our exposure to fluctuations in the cost of precious materials, including silver, by holding the majority of our precious metal inventory through leasing or consignment arrangements with our suppliers. We then typically purchase the precious metal from our supplier at the current market price on the day after delivery to our customer and pass this cost on to our customer. In addition, leasing and consignment costs have historically been substantially below the costs to borrow funds to purchase the precious metals. We currently have four consignment or leasing agreements related to precious metals, all of which generally have one year terms with varying maturity dates, but can be terminated by either party with 30 days' prior notice. Our results of operations and liquidity will be negatively impacted if:

      -- we are unable to enter into new leasing or consignment arrangements with similarly favorable terms after our existing agreements terminate, or

      -- our leasing or consignment fees increase significantly in a short period of time and we are unable to recover these increased costs through higher sale prices.

     Fees charged by the consignor are driven by interest rates and the market price of the consigned material. The market price of the consigned material is determined by the supply of and the demand for the material. Consignment fees will increase if interest rates or the price of the consigned material increase.

 COMPETITION MAY RESULT IN LOWER PRICES FOR OUR PRODUCTS AND REDUCED SALES.

     Both Pulse and AMI Doduco frequently encounter strong competition within individual product lines from various competitors throughout the world. We compete principally on the basis of:

      --   product quality and reliability,

      --   global design and manufacturing capabilities,

      --   breadth of product line,

      --   customer service, and

      --   price.

     Our inability to successfully compete on any or all of the above factors may result in reduced sales.

 OUR BACKLOG IS NOT AN ACCURATE MEASURE OF FUTURE REVENUES AND IS SUBJECT TO CUSTOMER CANCELLATION.

     While our backlog consists of firm accepted orders with an express release date generally scheduled within six months of the order, many of the orders that comprise our backlog may be canceled by customers without penalty. It is widely known that customers in the electronics industry have on occasion double and triple ordered components from multiple sources to ensure timely delivery when quoted lead time is particularly long. In addition, customers often cancel orders when business is weak and inventories are excessive, a process that we have experienced in the current contraction. Although you should not rely on our backlog as an indicator of our future revenues, our results of operations could be adversely impacted if customers cancel a material portion of orders in our backlog.

 FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

     We manufacture and sell our products in various regions of the world and export and import these products to and from a large number of countries. Fluctuations in exchange rates could negatively impact our cost of production and sales that, in turn, could decrease our operating results and cash flow. For example, there has been a material devaluation of the euro against the U.S. dollar in the last several years which has negatively impacted our reported profits. Although we engage in limited hedging transactions, including foreign currency contracts, to reduce our transaction and economic exposure to foreign currency fluctuations, these measures may not eliminate or substantially reduce our risk in the future.

 OUR INTERNATIONAL OPERATIONS SUBJECT US TO THE RISKS OF UNFAVORABLE POLITICAL, REGULATORY, LABOR AND TAX CONDITIONS IN OTHER COUNTRIES.

     We manufacture and assemble some of our products in foreign locations, including Estonia, France, Germany, Hungary, Italy, Mexico, the Philippines, the Peoples' Republic of China, or PRC, and Spain. In addition, approximately 64.9% of our revenues for the year ended December 28, 2001 were derived from sales to customers outside the United States. Our future operations and earnings may be adversely affected by the risks related to, or any other problems arising from, operating in international markets.

     Risks inherent in doing business internationally may include:

      --   economic and political instability,

      --   expropriation and nationalization,

      --   trade restrictions,

      --   capital and exchange control programs,

      --   transportation delays,

      --   foreign currency fluctuations, and

      -- unexpected changes in the laws and policies of the United States or of the countries in which we manufacture and sell our products.

     In particular, Pulse has a significant portion of its manufacturing operations in the PRC. Our presence in the PRC has enabled Pulse to maintain lower manufacturing costs and to flexibly adjust its work force to demand levels for its products. Although the PRC has a large and growing economy, its potential economic, political, legal and labor developments entail uncertainties and risks. While the PRC has been receptive to foreign investment, we cannot be certain that its current policies will continue indefinitely into the future. In the event of any changes that adversely affect our ability to conduct our operations within the PRC, our business will suffer.

     In addition, we have benefitted over recent years from favorable tax treatment as a result of our international operations. We operate in foreign countries where we realize favorable income tax treatment relative to the U.S. statutory rate. We have also been granted special tax incentives commonly known as tax holidays in other countries such as the PRC and the Philippines. This favorable situation could change if these countries were to increase rates or revoke the special tax incentives, or if we discontinue our manufacturing operations in any of these countries and do not replace the operations with operations in other locations with favorable tax incentives. Accordingly, in the event of changes in laws and regulations affecting our international operations, we may not be able to continue to take advantage of similar benefits in the future.

 SHIFTING OUR OPERATIONS BETWEEN REGIONS MAY ENTAIL CONSIDERABLE EXPENSE.

     In the past we have shifted our operations from one region to another in order to maximize manufacturing and operational efficiency. We may close one or more additional factories in the future. This could entail significant one-time earnings charges to account for severance, equipment write offs or write downs and moving expenses. In addition, as we implement transfers of our operations we may experience disruptions, including strikes or other types of labor unrest resulting from lay offs or termination of employees.

 LIQUIDITY REQUIREMENTS COULD NECESSITATE MOVEMENTS OF EXISTING CASH BALANCES, WHICH MAY BE SUBJECT TO RESTRICTIONS OR CAUSE UNFAVORABLE TAX AND EARNINGS CONSEQUENCES.

     A significant portion of our cash is held offshore by our international subsidiaries and is predominantly denominated in U.S. dollars. If we encounter a significant domestic need for liquidity which we cannot fulfill through borrowings or other internal or external sources, we may experience unfavorable tax and earnings consequences as this cash is transferred to the United States. These adverse consequences would occur if the transfer of cash into the United States is taxed and no offsetting foreign tax credit is available to offset the U.S. tax liability, resulting in lower earnings. In addition, we may be prohibited from transferring cash from the PRC. With the exception of approximately $10.0 million of retained earnings as of December 28, 2001 in the PRC that are restricted in accordance with the PRC Foreign Investment Enterprises Law, substantially all retained earnings are free from legal or contractual restrictions. The PRC Foreign Investment Enterprise Law restricts 10% of our net earnings in the PRC, up to a maximum amount equal to 50% of the total capital we have invested in the PRC. We have not experienced any significant liquidity restrictions in any country in which we operate and none are presently foreseen. However, foreign exchange ceilings imposed by local governments and the sometimes lengthy approval processes which some foreign governments require for international cash transfers may delay our internal cash movements from time to time.

 LOSING THE SERVICES OF OUR EXECUTIVE OFFICERS OR OUR OTHER HIGHLY QUALIFIED AND EXPERIENCED EMPLOYEES COULD ADVERSELY AFFECT OUR BUSINESS.

     Our success depends upon the continued contributions of our executive officers, many of whom have many years of experience and would be extremely difficult to replace. We must also attract and maintain experienced and highly skilled engineering, sales and marketing and managerial personnel. Competition for qualified personnel is intense in our industries, and we may not be successful in hiring and retaining these people. If we lose the services of our executive officers or cannot attract and retain other qualified personnel, our business could be adversely affected.

 ENVIRONMENTAL LIABILITY AND COMPLIANCE OBLIGATIONS MAY AFFECT OUR OPERATIONS AND RESULTS.

     Our manufacturing operations are subject to a variety of environmental laws and regulations governing:

      --  air emissions,

      --  wastewater discharges,

      -- the storage, use, handling, disposal and remediation of hazardous substances, wastes and chemicals, and

      --  employee health and safety.

     If violations of environmental laws should occur, we could be held liable for damages, penalties, fines and remedial actions. Our operations and results could be adversely affected by any material obligations arising from existing laws, as well as any required material modifications arising from new regulations that may be enacted in the future. We may also be held liable for past disposal of hazardous substances generated by our business or businesses we acquire. In addition, it is possible that we may be held liable for contamination discovered at our present or former facilities.

     We are aware of contamination at two locations. In Sinsheim, Germany, there is shallow groundwater and soil contamination that is naturally decreasing over time. The German environmental authorities have not required corrective action to date. In addition, property in Leesburg, Indiana, which was acquired with our acquisition of GTI in 1998, is the subject of a 1994 Corrective Action Order to GTI by the Indiana Department of Environmental Management. The order requires us to investigate and take corrective actions. Monitoring data is being collected to confirm and implement the corrective measures. We anticipate making additional environmental expenditures in future years to continue our environmental studies, analysis and remediation activities. Based on current knowledge, we do not believe that any future expenses or liabilities associated with environmental remediation will have a material impact on our operations or our consolidated financial position, liquidity or operating results, however, we may be subject to additional costs and liabilities if the scope of the contamination or the cost of remediation exceeds our current expectations.

 PENNSYLVANIA LAW AND OUR ORGANIZATIONAL DOCUMENTS CONTAIN PROVISIONS THAT COULD DISCOURAGE OR PREVENT A POTENTIAL TAKEOVER OF OUR COMPANY THAT MIGHT OTHERWISE RESULT IN SHAREHOLDERS RECEIVING A PREMIUM OVER THE MARKET PRICE FOR THEIR SHARES.

     Provisions of Pennsylvania law, our Rights Agreement and our articles of incorporation and bylaws could complicate the acquisition of us by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors.

     These provisions include:

      -- Subsection 25F of the Pennsylvania Business Corporation Law, which prohibits various change of control transactions with a 20%-or-greater shareholder, such as a party that has completed a successful tender offer, until five years after that party became a 20%-or-greater shareholder,

      -- our Rights Agreement, known as a poison pill, which gives the board and shareholders the ability to severely dilute the ownership of any person acquiring 15% or more of our common stock, thereby making the acquisition impractical,

      -- our articles of incorporation, which require an affirmative vote of 75% of our outstanding shares of stock to approve various change of control transactions with a holder of more than 5% of our stock, and

      -- our classified board, which prevents a wholesale change in the board's composition.

     These provisions may have the effect of delaying, deterring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our board of directors.

                           FORWARD LOOKING STATEMENTS

     This prospectus contains forward-looking statements in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere.

     Forward-looking statements reflect our current expectations of future events or future financial performance. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They often use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and similar terms. These forward-looking statements are based on our current plans and expectations.

     Any or all of our forward-looking statements in this prospectus may prove to be incorrect. They may be affected by inaccurate assumptions or by risks and uncertainties which are either unknown to us or not fully known or understood. Accordingly, actual outcomes and results may differ materially from what is expressed or forecasted in this prospectus.

     We sometimes provide forecasts of future financial performance. The risks and uncertainties described under "Risk Factors" as well as other risks identified from time to time in other Securities and Exchange Commission reports, registration statements and public announcements, among others, should be considered in evaluating our prospects for the future. We undertake no obligation to release updates or revisions to any forward-looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS


     Our net proceeds from this offering will be approximately $103,262,500, based on the reported last sale price of our common stock on April 2, 2002 of $23.75 per share and after deducting the estimated underwriting discounts and commissions and offering expenses. If the underwriters exercise their over-allotment option in full, our net proceeds are estimated to be $118,830,625.


     We anticipate using the net proceeds to us from this offering for:


      -- voluntary repayment of approximately $36.0 million of indebtedness under our existing bank credit facility,


      --   potential strategic acquisitions, and

      -- general corporate purposes, including working capital and capital expenditures.

     While we are constantly assessing various acquisition opportunities, we currently do not have any binding commitments or agreements for any acquisitions. Until we use the net proceeds as described above, we intend to invest the net proceeds from this offering in short-term, investment grade interest bearing securities.


     As of March 29, 2002, $36.5 million was outstanding under our bank credit facility. Indebtedness under our credit facility accrues interest at variable rates. As of March 29, 2002, the weighted average interest rate on our credit facility borrowings was 2.9%. Amounts borrowed under our current credit facility, which was established on June 20, 2001, were used in connection with our acquisition of Excelsus, repayment of outstanding indebtedness under our previous credit facilities and for general corporate purposes. We must repay our indebtedness under our bank credit facility in full by June 20, 2004.

                          PRICE RANGE OF COMMON STOCK


     Our common stock is traded on the New York Stock Exchange under the ticker symbol "TNL." The following table reflects the highest and lowest sales prices per share of our common stock for the periods indicated. All amounts reflect stock splits through April 2, 2002.



                                                                COMMON STOCK
                                                                   PRICE
                                                              ----------------
                                                               HIGH      LOW
                                                              ------    ------
2002
Second Quarter (through April 2, 2002)......................  $24.00    $23.15
First Quarter...............................................   31.40     20.12
2001
Fourth Quarter..............................................   28.42     21.80
Third Quarter...............................................   26.80     20.53
Second Quarter..............................................   33.89     19.60
First Quarter...............................................   57.00     21.75
2000
Fourth Quarter..............................................   62.13     36.56
Third Quarter...............................................   76.13     45.50
Second Quarter..............................................   49.28     24.31
First Quarter...............................................   30.63     19.38



     On April 2, 2002, the reported last sale price of our common stock on the New York Stock Exchange was $23.75 per share. On February 28, 2002, there were approximately 1,950 registered holders of our common stock, which is our only class of stock outstanding.


                                DIVIDEND POLICY

     During fiscal years 2000 and 2001, we paid a quarterly dividend to our shareholders of $0.03375 per share. After paying a dividend of $0.03375 on January 25, 2002 to shareholders of record on January 4, 2002, we no longer intend to pay cash dividends on our common stock. We currently intend to retain future earnings to finance the growth of our business.

                                 CAPITALIZATION

     The following table sets forth:

      --   our actual consolidated capitalization as of December 28, 2001, and


      -- our consolidated capitalization on an adjusted basis to reflect the sale of 4,600,000 shares of our common stock in the offering at an estimated public offering price of $23.75 per share, based on the reported last sale price of our common stock on April 2, 2002, and the application of the estimated net proceeds as described under the heading "Use of Proceeds."


     You should read this table in conjunction with our consolidated financial statements and the notes thereto and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations"
section included elsewhere in this prospectus.


                                                                   DECEMBER 28, 2001
                                                                -----------------------
                                                                 ACTUAL     AS ADJUSTED
                                                                --------    -----------
                                                                (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................    $142,267     $209,530
                                                                ========     ========
Short-term debt:
  Current installments of long-term debt....................    $    122     $    122
Long-term debt:
  Revolving credit facilities...............................      75,000       39,000
  Term loans................................................      13,557       13,557
  Mortgage notes (less current installments)................         450          450
                                                                --------     --------
     Total long-term debt (less current installments).......      89,007       53,007
Shareholders equity:
  Common stock, par value $.125, 175,000,000 shares
     authorized, 33,683,420 shares issued and outstanding
     (actual), 38,283,420 shares issued and outstanding (as
     adjusted)..............................................       4,210        4,785
  Additional paid-in capital................................      65,974      168,662
  Retained earnings.........................................     264,055      264,055
  Other.....................................................      (5,008)      (5,008)
                                                                --------     --------
     Total shareholders' equity.............................     329,231      432,494
                                                                --------     --------
     Total capitalization...................................    $418,360     $485,623
                                                                ========     ========


     The above table excludes, as of December 28, 2001:

      -- 2,829,462 shares of common stock reserved for issuance under our incentive compensation plan, of which 223,400 shares were subject to outstanding options, with a weighted average exercise price of $21.60 per share,

      -- 1,000,000 shares of common stock reserved for issuance under our employee stock purchase plan, and

      -- 40,432 shares of common stock reserved for issuance under our board of directors stock plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected financial data for the five fiscal years ended December 28, 2001. The selected consolidated financial data for the five fiscal years ended December 28, 2001 are derived from our audited consolidated financial statements. The consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included elsewhere in this prospectus.

                                                                                  YEARS ENDED
                                                              ----------------------------------------------------
                                                              DEC. 31,   DEC. 31,   DEC. 31,   DEC. 29,   DEC. 28,
                                                              1997(1)      1998       1999       2000       2001
                                                              --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Net sales...................................................  $397,067   $448,539   $530,436   $664,378   $474,199
Cost of sales...............................................   269,050    306,296    358,553    409,856    359,681
                                                              --------   --------   --------   --------   --------
  Gross profit..............................................   128,017    142,243    171,883    254,522    114,518
Selling, general and administrative expenses................    82,264     88,827    110,694    131,113     98,837
Restructuring and unusual and infrequent items..............        --         --         --      3,305     13,594
                                                              --------   --------   --------   --------   --------
  Operating profit..........................................    45,753     53,416     61,189    120,104      2,087
Interest and other income, net..............................    (1,011)     1,073      2,180     (2,810)    (3,282)
                                                              --------   --------   --------   --------   --------
  Earnings before income taxes..............................    46,764     52,343     59,009    122,914      5,369
  Income tax expense........................................    17,678     19,034     14,697     23,606      2,903
                                                              --------   --------   --------   --------   --------
  Net earnings..............................................  $ 29,086   $ 33,309   $ 44,312   $ 99,308   $  2,466
                                                              ========   ========   ========   ========   ========
Earnings per share:
  Basic(2)..................................................  $   0.90   $   1.04   $   1.38   $   3.05   $   0.07
  Diluted(2)................................................  $   0.90   $   1.03   $   1.36   $   3.02   $   0.07
Weighted average shares outstanding (basic).................    32,186     31,962     32,092     32,510     33,202
Weighted average shares outstanding (diluted)...............    32,274     32,406     32,492     32,859     33,566

BALANCE SHEET DATA:
Total assets................................................  $255,334   $344,134   $381,239   $520,771   $525,020
Total long-term debt (including current installments).......    32,957     60,898     60,496     48,588     89,129
Shareholders' equity........................................   142,375    174,809    215,635    324,430    329,231
Working capital(3)..........................................    87,618    102,336    141,851    230,397    189,257
Cash and cash equivalents...................................    48,803     13,563     88,161    162,631    142,267

OTHER DATA:
Net cash provided by/(used in):
  Operating activities......................................  $ 23,734   $ 49,727   $ 69,252   $113,788   $ 62,686
  Investing activities......................................    (6,931)   (62,834)   (32,928)   (34,770)  (124,151)
  Financing activities......................................     9,387     14,928      1,356     (4,796)    41,071
Capital expenditures, exclusive of acquisitions.............    13,447     20,398     18,766     29,976     13,149
Depreciation and amortization...............................    12,863     16,280     19,411     22,378     26,553
EBITDA(4)...................................................    58,616     69,696     80,600    142,482     28,640
Research, development and engineering expenses..............    16,438     16,840     19,611     20,178     20,210
Dividends declared per share(2)(5)..........................  $   0.11   $   0.12   $   0.13   $   0.14   $   0.14

------------
(1) Amounts reflect continuing operations after disposition of the businesses comprising our Test and Measurement Segment which was divested on June 4, 1997 for approximately $34.0 million.

(2) Per share amounts reflect two-for-one stock splits on November 27, 2000 and February 28, 1997.

(3) Includes cash and cash equivalents and current installments of long-term debt.

(4) EBITDA (earnings before interest, taxes, depreciation and amortization) is operating profit plus depreciation and amortization. EBITDA is not a measure of performance under accounting principles generally accepted in the United States. EBITDA should not be considered a substitute for, and an investor should also consider, cash flow from operations, net income and other measures of performance as defined by accounting principles generally accepted in the United States as an indicator of our profitability or liquidity. EBITDA is often used by shareholders and analysts as an indicator of a company's ability to service debt and fund capital expenditures. We believe it enhances a reader's understanding of our financial condition, results of operations and cash flow because it is unaffected by capital structure and therefore, enables investors to compare our operating performance to other companies. We understand that our presentation of EBITDA may not be comparable to other similarly titled captions of other companies due to differences in the method of calculation.

(5) After January 25, 2002, we no longer intend to pay cash dividends on our common stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion and analysis of our financial condition and results of operations contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in "Risk Factors" and elsewhere in and incorporated by reference in this prospectus.

OVERVIEW

     Technitrol is a global producer of precision-engineered passive magnetics-based electronic components and electrical contact products and materials. We believe we are a leading global producer of these products and materials in the primary markets we serve based on our estimates of the size of our primary markets in annual revenues and our share of those markets relative to our competitors.

     We operate our business in two distinct segments:

      -- the electronic components segment, which operates under the name Pulse, and

      -- the electrical contact products segment, which operates under the name AMI Doduco.

     General. We experienced consistent growth in net sales from fiscal 1991 through fiscal 2000. We define net sales as gross sales less returns and allowances. We sometimes refer to net sales as revenue. During the past several years, the growth in our consolidated net sales has been due in large part to the growth of Pulse. However, since late 2000, the electronics markets served by Pulse have experienced a severe global contraction. While we currently do not have a great deal of visibility with respect to future demand for our products, particularly at Pulse, we believe that the markets we serve have begun to stabilize and that a market rebound will be gradual.

     Based on recent increases in the level of order activity, we are optimistic that demand for Pulse's products will gradually recover from the global slowdown in the electronics markets which began in the fourth quarter of 2000. We also believe that this recovery began in the first quarter of 2002. While Pulse's revenues in the first part of the quarter were weak, there have been indications of firming market conditions, other than in the telecommunications sector, beginning in mid-February of 2002. This is consistent with reports from our customers and peers. While the electronic components business has yet to show significant prolonged progress, Pulse's order entry rates since mid-February of 2002 have increased from their levels in late 2001. Additionally, Pulse has increased its development activities for military/aerospace applications, automotive electronics systems, and consumer electronic applications such as video game consoles.

     Demand has slowed at AMI Doduco, mirroring the prevailing economic conditions in North America and Europe as we entered 2002. However, AMI Doduco has seen increases in design and quoting activities for component subassemblies in Europe for automotive applications such as tire pressure monitoring systems, multi-function switches, motor control sensors and ignition security systems, and non-automotive uses such as appliance and industrial controls and medical equipment. Although some of our customers and the popular press generally report modest optimism for the second half of the year, AMI Doduco is continuing its cost reduction actions. For example, in addition to workforce adjustments in line with demand around the world, AMI Doduco is also continuing the North American plant consolidation begun in 2001, as well as the consolidation of all European contact pre-material production into our Pforzheim, Germany facility and other product and plant consolidation actions in Europe.

     Historically, the gross margin at Pulse has been significantly higher than at AMI Doduco. As a result, the mix of net sales generated by Pulse and AMI Doduco during a period affects our consolidated gross margin. For example, our gross margin for the year ended December 28, 2001 was 24.1% compared to 38.3% for the year ended December 29, 2000. For the year ended December 28, 2001, Pulse generated approximately 53.4% of our consolidated net sales compared to approximately 66.0% for the year ended December 29, 2000. Our gross margin is also significantly affected by capacity utilization, particularly at AMI Doduco. Pulse has a relatively short-term product life cycle. As a result, significant product turnover occurs each year. Therefore, Pulse's changes in average selling prices do not necessarily provide a meaningful and quantifiable measure of

Pulse's operations. AMI Doduco has a fairly long-term and mature product line, without significant turnover. There is minimal variation in the prices of product sold. Therefore, changes in prices do not have a material impact on AMI Doduco revenue. Accordingly, substantially all of the sales growth and contraction at AMI Doduco is attributable to changes in unit volume.

     Acquisitions. Historically, acquisitions have been an important part of our growth strategy. In many cases, our move into new and high-growth extensions of our existing product lines or markets has been facilitated by an acquisition. Our acquisitions continually change the mix of our net sales. Pulse made numerous acquisitions in recent years which have increased its penetration into its primary markets and expanded its presence in new markets. Recent examples of these acquisitions include Excelsus, Grupo ECM and EWC. Excelsus was acquired in August 2001 for approximately $85.9 million, net of cash acquired. Excelsus is based in Carlsbad, California and is a producer of customer-premises digital subscriber line filters and other broadband accessories. Pulse acquired Electro Componentes Mexicana, which we refer to as Grupo ECM, in March 2001. Grupo ECM is a manufacturer of inductive components primarily for automotive applications. In October 2000, Pulse acquired various assets of EWC, a manufacturer of magnetic components primarily for the defense and aerospace industries.

     Similarly, AMI Doduco has made a number of recent acquisitions. In January 2001, AMI Doduco acquired the electrical contact and materials business of Engelhard-CLAL, a manufacturer of electrical contacts, wire and strip contact materials and related products. In addition, in fiscal 2000, AMI Doduco acquired a tool and mold fabrication facility in Estonia and in fiscal 1999 it acquired MEC Betras Italia, a producer of electrical contact rivets and stamped electrical contact parts, located near Milan, Italy. These acquisitions were driven by our strategy of expanding our product and geographical market presence for electrical contact products. Due to our quick integration of acquisitions and the interchangeable sources of net sales between existing and acquired operations, we do not separately track the net sales of an acquisition after the date of the transaction.

     Recent Cost Reduction Programs. During 1999 and 2000, the electronic components industry served by Pulse was characterized by unprecedented growth. Beginning in late 2000 and continuing all during 2001, however, the opposite trend was experienced as these industries experienced a severe worldwide contraction and many of our customers canceled orders and decreased their level of business activity as a result of lower demand for their end products. While the electrical contact industry served by AMI Doduco is generally less dependent on volatile technology markets, it too was negatively impacted by general economic trends as reflected in slower housing starts, capital spending and automotive sales both in the United States and western Europe.

     Our manufacturing business model at Pulse has a very high variable cost component due to the labor-intensity of many processes. This allows us to quickly change our capacity based on market demand. Just as we expanded capacity during 1999 and 2000, we reduced capacity during 2001. We implemented restructuring initiatives during 2001 in order to further reduce Pulse's cost structure and capacity, although the speed and depth of the contraction in Pulse's markets made it impossible to reduce costs at the same rate at which revenues contracted throughout 2001. During the second quarter of 2001, we announced the closure of our production facility in Thailand and during the third quarter, we announced the closure of our production facility in Malaysia. The production at these two facilities was transferred to other Pulse facilities in Asia. We provided reserves of $3.6 million for these plant closings, comprised of $2.5 million for severance and related payments and $1.1 million for other exit costs. The majority of this accrual will be utilized by the end of the first quarter of 2002.

     We also adopted other restructuring plans during 2001. In this regard, provisions of $6.4 million were recorded during 2001. Approximately 3,500 manufacturing personnel primarily in Asia, and approximately 200 support personnel in North America and Europe were terminated. Approximately 75% of all of the employee severance and related payments in connection with these actions were completed as of December 28, 2001. Approximately $2.3 million of the provision remains as of December 28, 2001 for severance payments and related expenses to be made during 2002. An additional $0.7 million remains accrued at December 28, 2001 for other exit costs primarily in Thailand and Malaysia. Termination costs for employees at our Thailand and Malaysian facilities have been included in the separate provisions for exiting those facilities. In addition to these terminations, headcount was reduced by approximately 12,300 additional personnel, net of new hires, during fiscal 2001 through voluntary employee attrition and involuntary workforce reductions, primarily at manufacturing facilities in the PRC where severance payments are not necessary. Accordingly, on a consolidated basis, our employee base dropped from approximately 30,600 as of December 29, 2000 to approximately 14,800 as of December 28, 2001.

     We recorded pre-tax inventory provisions in cost of sales of $20.3 million for the year ended December 28, 2001. The provisions were recorded throughout each quarter of 2001, although the fourth quarter had the most significant impact. The amounts were determined by comparing quantity on-hand to actual historical usage and forecasted demand for 2002. The inventory that was fully reserved in 2001 was primarily raw materials and specific finished goods for several customers. In addition, a charge of $3.5 million was recorded during the third quarter of 2001 to write down the value of certain Pulse fixed assets to their disposal value. These assets include Asian-based production equipment that became idle in 2001 due to the contraction of Pulse's business. The assets have been marketed through the liquidation market, and the majority have either been sold for their residual value or scrapped. The remaining cost basis of the assets has been reclassified from fixed assets to assets held for sale in the balance sheet as of December 28, 2001. Additional inventory and fixed asset write-downs are expected if demand for electronic components decreases in the future.

     Total restructuring and unusual and infrequent items for the year ended December 28, 2001 includes $3.6 million related to the Thailand and Malaysia plant closings, $6.4 million for other restructuring plans and $3.5 million for the write down of Pulse fixed assets.

     Approximately $0.5 million for AMI Doduco restructuring actions is included in the aggregate charge of $6.4 million noted above. The capital-intensity of AMI Doduco makes quick changes in its cost structure more challenging than at Pulse. In the quarter ended March 31, 2000, AMI Doduco recorded a $5.5 million provision for restructuring initiatives due to a reduction in employment levels by approximately 120 people, primarily in Germany. In addition, the AMI Doduco restructuring initiative provided for the relocation of high-volume, repetitive production to lower-cost locations, worldwide continuous process improvement efforts, and the expansion of our more profitable and automated business based in Germany. As a result of the program, we provided $3.7 million for employee severance and related payments, $0.9 million related to the impairment of certain assets and $0.9 million for other exit costs. Offsetting these costs was a gain of $1.4 million related to the sale of a non-strategic European product line and a $0.8 million gain related to an insurance settlement.

     As a result of our core business focus on both economic and operating profit, we will continue to aggressively size both Pulse and AMI Doduco so that costs are minimized during market downturn, while we plan for the recovery in demand and pursue additional growth opportunities. We expect to undertake additional cost reduction actions during the first two quarters of 2002, the extent of which will be determined by the timing and degree of a recovery in our markets and the economy in general. We anticipate that Pulse's restructuring efforts will continue into, and be completed by the end of, the second quarter of 2002 and will consist largely of additional capacity consolidation and reductions in operating expenses, including further employment reductions. AMI Doduco also plans to undertake further consolidation activities into the second quarter of 2002 consisting mainly of employment reductions. While we do not currently anticipate significant cost reduction actions past the second quarter of 2002, they may occur if there is not a recovery in our markets and in the economy in general. If additional actions are undertaken, the amounts will depend on specific actions taken to reduce manufacturing capacity and improve efficiency.

     Our restructuring charges are summarized on a year-to-date basis for 2001 as follows:

                                                      AMI
                                                     Doduco    Pulse    Total
      Restructuring provision (in millions):         ------    -----    -----
Balance accrued at December 29, 2000...............  $ 2.5     $  --    $ 2.5
Accrued during the year ended December 28, 2001....    0.5      13.1     13.6
Severance and other cash payments..................   (2.2)     (7.2)    (9.4)
Non-cash asset disposals...........................   (0.2)     (3.5)    (3.7)
                                                     -----     -----    -----
Balance accrued at December 28, 2001...............  $ 0.6     $ 2.4    $ 3.0
                                                     =====     =====    =====

     International Operations. An increasing percentage of our sales in recent years has been outside of the U.S. As of December 28, 2001, we have operations in 12 countries and we have significant net sales in currencies other than the U.S. dollar. For the year ended December 28, 2001, 64.9% of our net sales were outside of the U.S. For the year ended December 29, 2000, 55.5% of our net sales were outside of the U.S. As a result, changing exchange rates often impact our financial results and the analysis of our period-over-period results. This is particularly true of movements in the exchange rate between the U.S. dollar and the euro. AMI Doduco's European sales are denominated primarily in euros. A portion of Pulse's European sales are also denominated in euros. However, the proportion at Pulse is much less than it is at AMI Doduco. As a result of this and other factors, Pulse uses the U.S. dollar as its functional currency in Europe while AMI Doduco uses the euro. The use of different functional currencies creates different financial effects. The euro was 3.3% weaker, on average, relative to the U.S. dollar during the year ended December 28, 2001 than in the comparable prior-year period. As a result, AMI Doduco's euro-denominated sales resulted in lower dollar sales upon translation for our U.S. consolidated financial statements. We also experienced a negative translation adjustment to equity in the 2001 period because our investment in AMI Doduco's European operations was worth less in U.S. dollars. At Pulse, we incurred foreign currency losses as euro denominated assets and liabilities were remeasured to U.S. dollars for financial reporting purposes during 2001. If an increasing percentage of our sales are denominated in non-U.S. currencies, it could increase our exposure to currency fluctuations. The impact of exchange rate differences on AMI Doduco's European sales will be partially offset by the impact on its expenses and bank borrowings in Europe, most of which are also denominated in euros. Despite Pulse's significant presence in Asia, the vast majority of its revenues from customers in Asia are denominated in U.S. dollars. As a result, Pulse has less exposure than AMI Doduco to sales fluctuations caused by currency fluctuations.

     In order to reduce our exposure resulting from currency fluctuations, we may purchase currency exchange forward contracts and/or currency options. These contracts guarantee a predetermined range of exchange rates at the time the contract is purchased. This allows us to shift the majority of the risk of currency fluctuations from the date of the contract to a third party for a fee. As of December 28, 2001, we had five foreign currency forward contracts outstanding to sell forward approximately 44.2 million of euro in the aggregate in order to hedge intercompany loans. In determining the use of forward exchange contracts and currency options, we consider the amount of sales, purchases and net assets or liabilities denominated in local currencies, the type of currency, and the costs associated with the contracts.

     Precious Metals. AMI Doduco uses silver, as well as other precious metals, in manufacturing some of its electrical contacts, contact materials and contact subassemblies. Historically, we have leased or held these materials through consignment arrangements with our suppliers. Leasing and consignment costs have been substantially below the costs to borrow funds to purchase the metals and these arrangements eliminate the fluctuations in the market price of owned precious metal. AMI Doduco's terms of sale generally allow us to charge customers for the market value of silver on the day after we deliver the silver bearing product to the customer. Thus far we have been successful in managing the costs associated with our precious metals. While limited amounts are purchased for use in production, the majority of our precious metal inventory continues to be leased or held on consignment. If our leasing/consignment fees increase significantly in a short period of time, and we are unable to recover these increased costs through higher sale prices, a negative impact on our results of operations and liquidity may result. Leasing/consignment fee increases are caused by increases in interest rates or increases in the market price of the consigned material.

     Income Taxes. Our effective income tax rate is affected by the proportion of our income earned in high-tax jurisdictions such as Germany and the income earned in low-tax jurisdictions, particularly in Asia. This mix of income can vary significantly from one period to another. We have benefited over recent years from favorable offshore tax treatments. However, we may not be able to take advantage of similar benefits in the future. Developing countries and, in particular, the People's Republic of China, may change their tax policies at any time. During the first quarter of fiscal 1999, we initiated a number of actions aimed at ensuring that our overall tax rate is optimal and appropriate. These actions followed a comprehensive global review of our business operations and tax planning opportunities. The effect of these actions was a reduction in our effective tax rate.

     We have not provided for U.S. federal income and foreign withholding taxes on approximately $294.0 million of our non-U.S. subsidiaries' undistributed earnings (as calculated for income tax purposes) as of December 28, 2001. Such earnings include pre-acquisition earnings of foreign entities acquired through stock purchases, and are intended to be reinvested outside of the U.S. indefinitely. It is not practical to estimate the amount of unrecognized deferred taxes on these undistributed earnings. Where excess cash has accumulated in our non-U.S. subsidiaries and it is advantageous for tax reasons, subsidiary earnings may be remitted.

RESULTS OF OPERATIONS

  YEAR ENDED DECEMBER 28, 2001 COMPARED TO THE YEAR ENDED DECEMBER 29, 2000

     Net Sales. Net sales for the year ended December 28, 2001 decreased $190.2 million, or 28.6%, to $474.2 million from $664.4 million in the year ended December 29, 2000. Our sales decline from the comparable period last year was attributable primarily to the precipitous global downturn in markets served by Pulse that began late in 2000. Factors contributing to the downturn included declining capital expenditures by end-users and subsequent excess inventory levels. This downturn was experienced in Pulse's networking, telecommunications and power conversion markets on a worldwide basis, particularly in North America and Europe.

     Pulse's net sales decreased $185.5 million, or 42.3%, to $253.3 million for the year ended December 28, 2001 from $438.8 million in the year ended December 29, 2000. Pulse's sales were significantly lower in 2001 than in 2000 as new order rates declined and significant customer order cancellations occurred. Net sales in 2001 include sales derived from our acquisitions of Grupo ECM and Excelsus since the date of their acquisition in March and August 2001, respectively.

     AMI Doduco's net sales decreased $4.7 million, or 2.1%, to $220.9 million for the year ended December 28, 2001 from $225.6 million in the year ended December 29, 2000. Sales in the 2001 period reflect strong European markets and contributions from the Engelhard-CLAL operations, acquired in early January 2001. However, these positive factors were offset by a slowdown in North American manufacturing activity during the year ended December 28, 2001, and to a lesser extent, a decline in the average euro-to-U.S. dollar exchange rate. The lower manufacturing activity resulted in lower net sales primarily from customers in the commercial and industrial machinery, telecommunications and appliance industries.

     Cost of Sales. Our cost of sales decreased $50.2 million, or 12.2%, to $359.7 million for the year ended December 28, 2001 from $409.9 million for the year ended December 29, 2000. This decrease was due to a decrease in net sales. Our consolidated gross margin for the year ended December 28, 2001 was 24.1% compared to 38.3% for the year ended December 29, 2000. Since the Pulse gross profit as a percentage of sales is typically higher than that of AMI Doduco, our consolidated gross margin in 2001 was negatively affected by:

      -- a mix of net sales weighted more heavily by AMI Doduco on a relative basis,

      -- manufacturing inefficiencies at both Pulse and AMI Doduco due to under-utilization of capacity as a result of the market downturn, and

      -- provisions for slow moving inventory at Pulse due to the business slowdown.

     These factors more than offset the positive impact of our restructuring initiatives.

     Selling, General and Administrative Expenses. Total selling, general and administrative expenses for the year ended December 28, 2001 decreased $32.3 million, or 24.6%, to $98.8 million, or 20.8% of net sales, from $131.1 million, or 19.7% of net sales, for the year ended December 29, 2000. The decrease in selling, general and administrative expenses in 2001 was due to aggressive action that we took to reduce costs and tighten spending controls. For example, selling expenses, which are largely variable with net sales, decreased $3.1 million from 2000 to 2001. Administrative expenses decreased by $30.2 million, due largely to reduced headcount and lower incentive awards and lower expenses related to our restricted stock plan in 2001. These decreases were partially offset by higher research, development and engineering expenses, which increased by $1.0 million from 2001. The underlying expense for incentive awards is primarily variable and dependent upon our overall financial performance regarding incentive plan targets, primarily the achievement of economic profit and net operating profit objectives. These targets, which were set in December of 2000, were not achieved, and consequently, except for a small payment by AMI Doduco in the first quarter of 2001, no cash incentives were paid to executives. These incentive awards were $0.5 million in 2001 compared to $9.4 million in 2000. Expenses associated with stock-based compensation plans including the restricted stock plan were also significantly lower in 2001 versus the year ended December 29, 2000, due to a lower average share price of our common stock throughout 2001 compared to 2000. These expenses were approximately $1.2 million in 2001 compared to $7.0 million in 2000.

     Research, development and engineering expenses are included in selling, general and administrative expenses. We refer to research, development and engineering expenses as RD&E. For the years ended December 28, 2001 and December 29, 2000, RD&E by segment was as follows (dollars in thousands):

                                                            2001       2000
                                                           -------    -------
Pulse....................................................  $16,026    $15,748
Percentage of segment sales..............................     6.3%       3.6%

AMI Doduco...............................................  $ 4,155    $ 4,430
Percentage of segment sales..............................     1.9%       2.0%

     Although 2001 had been characterized by cost reduction activities and much lower sales levels, particularly at Pulse, we largely avoided spending cuts in the RD&E area as we believe that the recovery in the electronic components markets will be driven by next-generation products. Design and development activities with our OEM customers continued at an aggressive pace during 2001.

     Interest. Net interest income was $1.4 million for the year ended December 28, 2001 compared to $2.9 million for the year ended December 29, 2000. Invested cash balances remained essentially consistent with the year ended December 29, 2000, due to the intense focus on cash management throughout 2001. This resulted in preservation of average cash balances throughout 2001. Outstanding debt increased during the year ended December 28, 2001 due primarily to $74.0 million that was incurred in connection with the acquisition of Excelsus in August 2001, resulting in increased interest expense.

     Our new credit facility, which was entered into on June 20, 2001, has variable interest rates. Accordingly, interest expense may increase if the rates associated with, or the amounts borrowed under, our credit facilities move higher during subsequent quarters. We may use interest rate swaps or other financial derivatives in order to manage the risk associated with changes in market interest rates; however, we have not used any such instruments to date.

     Income Taxes. The effective income tax rate for the year ended December 28, 2001 was 54.1% compared to 19.2% for the year ended December 29, 2000. The higher tax rate in 2001 resulted from the non-deductibility of certain restructuring charges incurred in 2001. Specifically, plant shut-down costs and severance expenses were incurred in low-tax jurisdictions or countries where we have current losses or where we will not have operations in the future. Thus, we expect to have no future income to offset such charges, resulting in little or no income tax benefit. In addition, a higher proportion of income was earned in high-tax jurisdictions.

  YEAR ENDED DECEMBER 29, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

     Net Sales. Net sales in the year ended December 29, 2000 increased $133.9 million, or 25.3%, to $664.4 million from $530.4 million in the year ended December 31, 1999. This increase was attributable to:

      -- a strong demand cycle throughout 2000 in Pulse markets for data networking, telecommunications and power conversion, and

      -- continued new product development by our customers and our related record number of new product design wins.

     Pulse's net sales increased $131.4 million, or 42.8%, to $438.8 million in the year ended December 29, 2000 from $307.4 million in the year ended December 31, 1999. This sales growth was not impacted by acquisitions and was due to unprecedented market growth across all of our primary product areas.

     AMI Doduco's net sales increased $2.5 million, or 1.1%, to $225.6 million in the year ended December 29, 2000 from $223.1 million in the year ended December 31, 1999. This increase was due to strong market growth in our primary product areas. Despite the increase, AMI Doduco's net sales in the year ended December 29, 2000 were negatively affected by:

      -- an average euro-to-U.S. dollar exchange rate that was 6.5% below the 1999 average, and

      --  our sale of a non-strategic European product line.

     Partially offsetting these negative sales factors was the full year of operating contributions by our acquisition of MEC Betras made in December 1999.

     Cost of Sales. Our cost of sales increased $51.3 million, or 14.3%, to $409.9 million in the year ended December 29, 2000 from $358.6 million in the year ended December 31, 1999. The increase resulted from higher net sales in the year ended December 29, 2000. Our consolidated gross margin for the year ended December 29, 2000 was 38.3% compared to 32.4% in the year ended December 31, 1999. Pulse's gross margin increased from the prior year as a result of volume efficiencies, a favorable sales mix and the full year effect of cost control programs that were instituted in the first quarter of the year ended December 31, 1999. AMI Doduco's gross margin increased slightly from the prior year due to our cost reduction efforts. Product mix was an offsetting factor, due to a higher content of precious metals, on which we realize low margins, in the year ended December 29, 2000 compared with the year ended December 31, 1999.

     Selling, General and Administrative Expenses. Total selling, general and administrative expenses for the year ended December 29, 2000 increased $20.4 million, or 18.4%, to $131.1 million, or 19.7% of net sales, from $110.7 million, or 20.9% of net sales, in the year ended December 31, 1999. The increase in absolute dollars was due primarily to the following reasons:

      -- compensation expense associated with cash performance incentive plans, which are linked to operating profits, economic profit and earnings per share targets was $4.3 million higher in the year ended December 29, 2000 compared to the year ended December 31, 1999;

      -- stock compensation plan expense, which is variable in relation to our quoted share price, was $4.1 million higher in the year ended December 29, 2000 compared to the year ended December 31, 1999;

      -- higher spending was required to support the higher level of Pulse sales, including increases of $1.5 million related to selling expenses such as commissions and other expenses that largely vary with sales;

      -- administrative expenses, including the stock and incentive compensation-related items noted above, increased $18.9 million; and

      -- expenses related to acquisition development and integration activity, such as travel and consulting, were higher in the year ended December 29, 2000 compared to the year ended December 31, 1999.

     Increases noted above are shown net of the effect of our expense reduction programs, particularly the reduction in employment levels by approximately 120 people. The annual salary and benefit costs associated with these people was approximately $4.8 million.

     For the year ended December 29, 2000 and December 31, 1999, RD&E by segment was as follows (dollars in thousands):

                                                            2000       1999
                                                           -------    -------
Pulse....................................................  $15,748    $13,972
Percentage of segment sales..............................      3.6%       4.6%
AMI Doduco...............................................  $ 4,430    $ 5,639
Percentage of segment sales..............................      2.0%       2.5%

     RD&E spending within Pulse increased from the year ended December 31, 1999 in absolute dollars as Pulse continued to invest in new technologies and related improvements to respond to rapid technology changes in its marketplace. As a percentage of sales, Pulse spending in the year ended December 29, 2000 was less than the year ended December 31, 1999 as Pulse's sales reached record levels in the year ended December 29, 2000. RD&E spending within AMI Doduco decreased from the year ended December 31, 1999 due to the disproportionate share of RD&E required by the non-strategic European product line that was divested in the first quarter of fiscal 2000.

     Interest. Interest income for the year ended December 29, 2000 was $6.3 million compared with $1.9 million in the year ended December 31, 1999. Cash and cash equivalents were substantially higher during year ended December 29, 2000 than during the year ended December 31, 1999, and the average percentage of yield was also higher throughout the year ended December 29, 2000. Our higher level of interest income in year ended December 29, 2000 over year ended December 31, 1999 was also due to the majority of the increase in cash in the year ended December 31, 1999 being generated during the latter part of 1999.

     For the year ended December 29, 2000, interest expense was $3.5 million, essentially the same as in the year ended December 31, 1999.

     Income Taxes. Our effective income tax rate during the year ended December 29, 2000 was 19.2%. This compares to 24.9% in the year ended December 31, 1999. For the year ended December 29, 2000, a higher proportion of income was earned in low-tax jurisdictions by Pulse.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital as of December 28, 2001 was $189.3 million compared to $230.4 million as of December 29, 2000. This decrease was primarily due to lower accounts receivable and inventory levels during 2001. Cash and cash equivalents, which is included in working capital, decreased from $162.6 million as of December 29, 2000 to $142.3 million as of December 28, 2001.

     Net cash from operating activities was $62.7 million for the year ended December 28, 2001 and $113.8 million in 2000, a decrease of $51.1 million. In 2000, our cash flow from operations was primarily driven by increasing net earnings. During the year ended December 28, 2001, net earnings declined as a result of the dramatic slowdown in the markets served by Pulse. However, the lower earnings have been partially offset by decreased working capital requirements and aggressive cash management actions that we took in response to the slowdown. A significant decrease in Pulse's net sales during the year ended December 28, 2001 caused a significant decrease in accounts receivable. The decrease in accounts payable and accrued expenses resulted from payments made for income taxes and compensation related items, as well as a lower level of trade accounts payable due to reduced production. Net of the effect of acquisitions, inventory declined by $28.7 million during the year ended December 28, 2001 due to the significant reduction in Pulse's net sales during the period and corresponding actions to limit purchases and production activity. The reduction in inventory also reflects $20.3 million of provisions for inventory during the year ended December 28, 2001.

     Capital expenditures were $13.2 million during the year ended December 28, 2001 and $30.0 million in 2000. The level of capital expenditures decreased from the comparable period in 2000, due to tight spending controls and lower Pulse capacity needs resulting from lower sales. During the year ended December 28, 2001, capital spending was $6.0 million in the first quarter, $2.7 million in the second quarter, $1.8 million in the third quarter and $2.7 million in the fourth quarter, as our efforts to maximize cash flow during this period of slow market activity intensified. We significantly reduced our capital spending in 2001 as compared to fiscal 2000 and expect that our spending in 2002 may be less than in 2001. We make capital expenditures to expand production capacity and to improve our operating efficiency. We plan to continue making such expenditures in the future.

     Cash used for acquisitions was $120.3 million for the year ended December 28, 2001 and $5.4 million in the comparable period of 2000. The 2001 spending includes the August 2001 acquisition of Excelsus for approximately $90.7 million, including cash acquired of $4.8 million. We may acquire other businesses or product lines to expand our breadth and scope of operations.

     We paid dividends of $4.5 million in the year ended December 28, 2001 and $4.4 million in the year ended December 29, 2000. We received proceeds of $6.5 million during the year ended December 28, 2001 and $8.4 million in the year ended December 29, 2000 from the sale of stock through our employee stock purchase plan. We do not expect to continue receiving significant proceeds through our employee stock purchase plan in the near term. After paying a dividend on January 25, 2002 to shareholders of record on January 4, 2002, we no longer intend to pay cash dividends on our common stock. We currently intend to retain future earnings to finance the growth of our business.

     All previous credit facilities and lines of credit, excluding fixed term loans, were replaced as of June 20, 2001 under a new three-year revolving credit agreement providing for $225.0 million of credit capacity. The credit facility consists of:

      -- a U.S. dollar-based revolving line of credit in the principal amount of up to $225.0 million;

      -- a British pounds sterling-based or euro-based revolving line of credit in the principal amount of up to the U.S. dollar equivalent of $100.0 million; and

      -- a multicurrency facility providing for the issuance of letters of credit in an aggregate amount not to exceed the U.S. dollar equivalent of $10.0 million.

     The amounts outstanding under the credit facility in total may not exceed $225.0 million.

     We pay a facility fee irrespective of whether there are outstanding borrowings or not, which ranges from 0.275% to 0.450% of the total commitment, depending on our ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA). The interest rate for each currency's borrowing will be a combination of the base rate for that currency plus a credit margin spread. The base rate is different for each currency: LIBOR or prime rate for U.S. dollars, Euro-LIBOR for euros, and a rate approximating sterling LIBOR for British pounds. The credit margin spread is the same for each currency and is 0.850% to 1.425% depending on our debt to EBITDA ratio. Each of our domestic subsidiaries with net worth equal to or greater than $5 million has agreed to guarantee all obligations incurred under the credit facility. The credit facility also contains covenants requiring maintenance of minimum net worth, maximum debt to EBITDA ratio, minimum interest expense coverage, capital expenditure limitations and other customary and normal provisions. We are in compliance with all of these covenants.

     Our German indirect subsidiary, AMI Doduco GmbH, has obligations outstanding under two term loan agreements. The first is with Baden-Wurttembergische Bank for the borrowing of two loans, each in the amount of 10 million Deutsche marks, both due in June 2003. The second is with Sparkasse Pforzheim, for the borrowing of 10 million Deutsche marks, and is due in August 2009. We and several of our subsidiaries have guaranteed the obligations arising under these term loan agreements.

     We believe that the combination of cash on hand, cash generated by operations and, if necessary, additional borrowings under our credit agreement will be sufficient to satisfy our operating cash requirements in the short-term and long-term. In addition, we may use internally generated funds or borrowings, or additional equity offerings for acquisitions of suitable businesses or assets.

     With the exception of approximately $10.0 million of retained earnings as of December 28, 2001 in the PRC that are restricted in accordance with Section 58 of the PRC Foreign Investment Enterprises Law, substantially all retained earnings are free from legal or contractual restrictions. The amount restricted in accordance with the PRC Foreign Investment Enterprise Law is for employee welfare programs and is applicable to all foreign investment enterprises doing business in the PRC. The restriction applies to 10% of our net earnings in the PRC, limited to 50% of the total capital invested in the PRC. We have not experienced any significant liquidity restrictions in any country in which we operate and none are foreseen. However, foreign exchange ceilings imposed by local governments and the sometimes lengthy approval processes which some foreign governments require for international cash transfers may delay our internal cash movements from time to time. The retained earnings in other countries represent a material portion of our assets. We expect to reinvest these earnings outside of the United States because we anticipate that a significant portion of our opportunities for growth in the coming years will be abroad. If these earnings were brought back to the United States, significant tax liabilities could be incurred in the United States as several countries in which we operate have rates significantly lower than the U.S. statutory rate. Additionally, we have not accrued U.S. income taxes on foreign earnings indefinitely invested abroad. We have also been granted special tax incentives in other countries such as the PRC and the Philippines. This favorable situation could change if these countries were to increase rates or revoke the special tax incentives, or if we were to discontinue manufacturing operations in these countries. This could have a material unfavorable impact on our net income and cash position.

     We commenced an intercompany lending program during the year ended December 28, 2001, whereby excess U.S. dollar denominated cash is being used to retire euro denominated debt. The benefit derived from this program is lower net interest expense, as the U.S. dollar interest income rates have been decreasing, while the euro interest expense rates have declined less rapidly.

     At December 28, 2001, we had approximately $150.0 million of unused line credit available under the credit agreement, although outstanding borrowings are limited to a maximum multiple of three times EBITDA on a rolling twelve-month basis.

NEW ACCOUNTING PRONOUNCEMENTS

     In October 2001, the Financial Accounting Standards Board, or FASB, issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of SFAS 121. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 does however, retain the requirement in APB 30 to report separately discontinued operations, and extends this reporting requirement to a component of an entity that either has been disposed of by sale, abandonment, or in a distribution to owners; or is classified as held for sale. Goodwill is excluded from the scope of SFAS 144. We are required to adopt the provisions of SFAS 144 during the three months ending March 29, 2002. Adoption of this standard is not expected to have a material effect on our net sales, operating results or liquidity.

     In August 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) normal use of the assets. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement will be recognized. We are required to adopt the provisions of SFAS 143 during the three months ending March 28, 2003. Adoption of this standard is not expected to have a material effect on our net sales, operating results or liquidity.

     In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS 141 also specifies that intangible assets acquired in a purchase method business combination must meet certain criteria to be recognized and reported apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead they are tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144.

     We are adopting the provisions of SFAS 141 immediately, and SFAS 142 effective January 1, 2002. Furthermore, any goodwill and any intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 are not amortized, but will continue to be evaluated for permanent impairment. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were amortized until December 28, 2001. Since our acquisition of Excelsus was completed on August 7, 2001, the provisions of SFAS 141 were applied. Therefore, goodwill and certain intangibles with indefinite lives resulting from the Excelsus transaction have not been subject to amortization.

     In connection with the transitional goodwill impairment evaluation, SFAS 142 requires us to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, we must determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. We then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and we must perform the second step of the transitional impairment test. In the second step, we must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation in accordance with SFAS 141, to its carrying amount. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in our statement of earnings.

     We had approximately $80.3 million of unamortized goodwill and $48.2 million of other intangible assets as of December 28, 2001, which will be subject to the transition provisions of SFAS 141 and SFAS 142. Amortization expense was approximately $5.4 million and $3.8 million for the years ended December 28, 2001 and December 29, 2000, respectively. We are performing the transitional impairment test and currently estimate that an impairment loss of approximately $16.0 million to $19.0 million will be recorded in the first quarter of 2002. This loss will be recognized as a cumulative effect of an accounting principle change.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  INTEREST RATE RISK

     Our financial instruments, including cash and cash equivalents and long-term debt, are exposed to changes in interest rates in both the U.S. and abroad. We invest our excess cash in short-term, investment grade interest bearing securities. We generally limit our exposure to any one financial institution to the extent practical. Our board has adopted policies relating to these risks, and the audit committee of the board continually monitors compliance with these policies.

     Our existing credit facility has variable interest rates. Accordingly, interest expense may increase if the rates associated with, or the amount of, our borrowings move higher. In addition, we may pursue additional or alternative financing for growth opportunities in one or both segments. We may use interest rate swaps or other financial derivatives in order to manage the risk associated with changes in market interest rates. However, we have not used any of these instruments to date.

     The table below presents principal amounts in U.S. dollars (or equivalent U.S. dollars with respect to non-U.S. denominated debt) and related weighted average interest rates by year of maturity for our debt obligations. The column captioned "Approximate Fair Value" sets forth the carrying value of our long-term debt as of December 28, 2001, which approximates its fair value at such date after taking into consideration current rates offered to us for similar debt instruments of comparable maturities. We do not hold or issue financial instruments or derivative financial instruments for trading purposes (dollars in thousands):

                                                                                                   APPROX.
                                                                                                    FAIR
                                  2002    2003     2004     2005    2006    THEREAFTER    TOTAL     VALUE
                                  ----    ----     ----     -----   -----   ----------   -------   -------
LIABILITIES
Long-term debt
  Fixed rate:
    Euro (1)....................  $122   $9,154      $110     $85     $95     $4,563     $14,129   $14,129
    Wt. ave. interest rate......  9.02%    5.26%     9.02%   9.02%   9.02%      5.69%
  Variable rate:
    U.S. Dollar.................                  $75,000                                $75,000   $75,000
    Wt. ave. interest rate......                     2.91%

------------
(1) U.S. dollar equivalent

  FOREIGN CURRENCY RISK

     As of December 28, 2001, substantially all of our cash assets were denominated in U.S. dollars. However, we conduct business in various foreign currencies, including those of emerging market countries in Asia and well-developed European countries. We utilize derivative financial instruments, primarily forward exchange contracts and currency options, to manage foreign currency risks. In accordance with SFAS 133, gains and losses related to qualified hedges of firm commitments and anticipated transactions are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transactions occurs. All other forward exchange and options contracts are marked-to-market and unrealized gains and losses are included in current period net income. These contracts guarantee a predetermined rate of exchange at the time the contract is purchased. This allows us to shift the majority of the risk of currency fluctuations from the date of the contract to a third party for a fee. We believe there are two potential risks of holding these instruments. The first is that the foreign currency being hedged could move in a direction which could create a better economic outcome than if hedging had not taken place. The second risk is that the counterparty to a currency hedge defaults on its obligations. We reduce the risk of counterparty default by entering into relatively short-term hedges with well capitalized and highly rated banks. In determining the use of forward exchange contracts and currency options, we consider the amount of sales and purchases made in local currencies, the type of currency, and the costs associated with the contracts. In addition, beginning in the third quarter of 2001, we began to employ foreign exchange forward contracts to hedge foreign currency risks associated with intercompany loans. As of December 28, 2001, we had five foreign exchange forward contracts with an aggregate principal balance of approximately $39.3 million outstanding on a U.S. dollar equivalent basis. The terms of these contracts were from one to six months. We did not have any other financial derivative instruments as of December 28, 2001.

     The table below provides information about our other non-derivative, non-U.S. dollar denominated financial instruments and presents the information in equivalent U.S. dollars. Amounts set forth under "Liabilities" represent principal amounts and related weighted average interest rates by year of maturity for our foreign currency debt obligations. The column captioned "Approximate Fair Value" sets forth the carrying value of our foreign currency long-term debt as of December 28, 2001, which approximates its fair value at such date after taking into consideration current rates offered to use for similar debt instruments of comparable maturities (dollars in thousands):

                                                                                                   APPROX.
                                                                                                    FAIR
                                     2002     2003    2004   2005    2006    THEREAFTER   TOTAL     VALUE
                                    ------    ----    ----   -----   -----   ----------   ------   -------
ASSETS
Cash and equivalents
  Variable rate:
    Euro(1).......................  $7,206                                                $7,206   $7,206
    Other currencies(1)...........  $2,544                                                $2,544   $2,544
LIABILITIES
Long-term debt
  Fixed rate:
    Euro(1).......................    $122   $9,154   $110     $85     $95     $4,563     $14,129  $14,129
    Wt. ave. interest rate........    9.02%    5.26%  9.02%   9.02%   9.02%      5.69%

------------
(1) U.S. dollar equivalent

                                    BUSINESS

GENERAL

     Overview. We are a global producer of precision-engineered passive magnetics-based electronic components and electrical contact products and materials. We believe we are a leading global producer of these products and materials in the primary markets we serve based on our estimates of the size of our primary markets in annual revenues and our share of those markets relative to our competitors. Passive magnetics-based electronic components are used in virtually all types of electronic products to manage and regulate electronic signals and power. Electrical contact products and materials are used in any device in which the continuation or interruption of electrical currents is necessary. In each case, our products are critical to the functioning of the end product.

     Our world-class design and manufacturing capabilities, together with the breadth of our product offerings, provides us with a competitive advantage that enables us to anticipate and deliver highly-customized solutions for our customers' product needs. In addition, our global presence enables us to participate in all relevant product and geographic markets and provides us with proximity to our global customer base. This allows us to better understand and more easily satisfy our customers' unique design and product requirements.

     We operate our business in two distinct segments:

      -- the electronic components segment, which operates under the name Pulse, and

      -- the electrical contact products segment, which operates under the name AMI Doduco.

     Pulse. Pulse designs and manufactures a wide variety of highly-customized passive magnetics-based electronic components. These components manage and regulate electronic signals and power for use in a variety of devices by filtering out radio frequency interference and adjusting and ensuring proper current and voltage. These products are often referred to as chokes, inductors, filters and transformers.

     Pulse sells its products to multinational original equipment manufacturers, contract manufacturers and distributors. Some of the customers and original equipment manufacturer end-users of Pulse's products include:


 --   Alcatel                               --   Intel
 --   Arrow                                 --   Jabil
 --   Avnet                                 --   Lucent
 --   Cisco                                 --   Solectron
 --   Flextronics                           --   3Com

     Pulse's products are used in a broad array of industries, including:


 --   telecommunications                    --   automotive
 --   enterprise networking                 --   consumer electronics
 --   power conversion                      --   military/aerospace

     Representative end products that use Pulse's components include:


 --   Ethernet switches                     --   routers
 --   voice over Internet equipment         --   automotive controls
 --   broadband access equipment,           --   video game consoles
      including cable modems and digital    --   power supplies
      subscriber line, or DSL, devices      --   military/aerospace navigation and
      for telephone central office and           weapon guidance systems
      home use

     Pulse's products are generally characterized by short life cycles and rapid technological change. This allows us to utilize our design and engineering expertise to meet our customers evolving needs. We believe that the industries served by Pulse have been and will continue to be characterized by ongoing product innovation that will drive the growth in the passive magnetics-based electronic components industry.

     Pulse represented $253.3 million, or 53.4%, of our revenues for the year ended December 28, 2001 and $438.8 million, or 66.0%, of our revenues for the year ended December 29, 2000. Excluding restructuring charges, Pulse represented $9.4 million, or 59.8%, of our operating profit for the year ended December 28, 2001 and $110.9 million, or 89.9%, of our operating profit for the year ended December 29, 2000.

     AMI Doduco. We believe AMI Doduco is the only global manufacturer that produces a full range of electrical contact products, from contact materials to completed contact subassemblies. Contact products complete or interrupt electrical circuits in virtually every electrical device. AMI Doduco provides its customers with a broad array of highly engineered products and tools designed to meet unique customer needs.

     AMI Doduco sells its products to multinational original equipment manufacturers, including:


 --   ABB Group                             --   Groupe Schneider/Square D
 --   Eaton                                 --   Siemens
 --   Emerson Electric                      --   Tyco Electronics
 --   GE

     AMI Doduco's products are used in a broad array of industries, including:


 --   appliance                             --   electric power
 --   automotive                            --   commercial and industrial machinery
 --   building construction circuitry       --   telecommunications

     Representative end products that use AMI Doduco's products include:


 --   electrical circuit breakers           --   sensors
 --   switches and relays                   --   power substations
 --   motor and temperature controls        --   telephone equipment
 --   wiring devices

     AMI Doduco's products are generally characterized by longer life cycles and slower technological change, providing longer life cycle revenue streams than Pulse's products. We believe that expansion and technological developments in some of the industries served by AMI Doduco, particularly in the electric power, appliance and automotive industries, along with opportunities arising from customer outsourcing and consolidation of the electrical contact industry, present attractive growth opportunities for AMI Doduco.

     AMI Doduco represented $220.9 million, or 46.6%, of our revenues for the year ended December 28, 2001 and $225.6 million, or 34.0%, of our revenues for the year ended December 29, 2000. Excluding restructuring charges, AMI Doduco represented $6.3 million, or 40.2%, of our operating profit for the year ended December 28, 2001 and $12.5 million, or 10.1% of our operating profit for the year ended December 29, 2000.

OUR BUSINESS STRATEGY

     Our overall strategy is to further enhance our market positions in the passive magnetics-based electronic component and electrical contact products industries. In order to accomplish this we intend to:

          Focus On Attractive Growth Markets. We seek to aggressively address and penetrate attractive markets for our products by employing our design and manufacturing expertise and pursuing our acquisition strategy. By doing so, we intend to achieve profitable growth and revenue diversification across end markets, geographies and customers. We believe significant opportunities for our products exist within:

         --   end markets with evolving innovative technologies,

         -- markets in which we have a significant presence, including telecommunications and enterprise networking, and

         -- markets in which we are expanding our presence, including the automotive, consumer electronics and military/aerospace industries.

          For example, we are expanding our existing presence in the enterprise networking market by developing ultra high-speed Ethernet products. Examples of expansion into new markets include our efforts to develop products for the automotive industry to be used with the new 42-volt electrical system, products for the consumer electronics industry for use in video game consoles, broadband access technologies such as digital subscriber line and cable modem equipment, home computer networks and feature-rich appliances.

          Utilize Our Engineering And Design Capabilities. We will continue to support and utilize our world-class engineering capabilities in order to achieve superior product and tooling designs for our customers. We collaborate with our customers to design customized products and tools that are early in their life cycles. This typically creates higher margin opportunities. Our unique mix of people, facilities and software applications enables us to satisfy our customers' continuing needs for smaller, more efficient products. Given the highly technical nature of our customers' needs, our direct salespeople typically team up with members of our engineering staff to collaborate with a customer's sales and engineering personnel. During the sales process, there is close engineer-to-engineer interaction between our engineers and those in our customers' organizations. This interaction extends throughout a product's life cycle, engendering strong relationships with our customers. We strive to anticipate our customers' evolving design needs early and to become integral partners for their next generation products.

          Achieve the Lowest Cost, Highest Quality Manufacturing. We strive to achieve the lowest manufacturing cost and the highest manufacturing quality. In order to continually reduce its manufacturing costs, Pulse has established significant manufacturing capacity in the People's Republic of China, or PRC, and Mexico, while eliminating manufacturing capacity in higher cost areas. Our manufacturing business model at Pulse has a very high variable cost component due to the labor-intensity of many processes. This makes it relatively easy for us to change our capacity based on market demand. Pulse's ability to successfully manufacture and operate in the PRC for more than 15 years has provided it with a significant competitive advantage. AMI Doduco continues to reduce its manufacturing costs by consolidating facilities and relocating labor intensive production to lower cost areas such as the PRC, Mexico, Estonia and Hungary. In addition, AMI Doduco has continued to invest to upgrade and enhance production capabilities in those areas where mechanization or automation enhances our manufacturing quality or efficiencies.

          Continue To Undertake Strategic Acquisitions and Attractive Outsourcing Opportunities. We intend to continue to make acquisitions and pursue outsourcing opportunities from our customers in order to:

         --   enhance growth,

         --   enter new product markets,

         --   expand our design and manufacturing talent,

         --   increase our global presence,

         --   consolidate markets within our existing product lines, and

         --   reduce cost and create synergies.

          Since 1994, we have completed 15 acquisitions and have capitalized on a number of customer outsourcing opportunities. We believe that our sophisticated and disciplined approach in identifying, structuring, closing and integrating acquisitions and outsourcing opportunities has allowed us to be successful in our acquisition and outsourcing strategy. For example, Pulse recently acquired Excelsus, a producer of customer-premises digital subscriber line filters and other broadband accessories, to address the consumer market for high speed communications. In addition, AMI Doduco recently acquired the electrical contacts business of Engelhard-CLAL to more effectively penetrate the French and the UK markets and to enhance our manufacturing capabilities. Recent new outsourcing business includes the contact parts assembly business of a circuit breaker manufacturer, captured by AMI Doduco, and the magnetics production operations of a power supply manufacturer, captured by Pulse.

          Focus On Economic Profit and Financial Flexibility. We manage our business with a primary focus on creating economic profit because we believe this is the most relevant indicator of shareholder value creation. We define economic profit as after tax operating profit less our cost of capital. In addition, we seek to maintain a strong balance sheet in order to preserve flexibility through the business cycle and to exploit growth opportunities when they arise. Economic profit and financial flexibility drive our:

         --   capital spending,

         --   acquisition pricing and product pricing decisions, and

         --   cost management programs.

          We have directly linked the bulk of our management incentives to our managers' ability to meet or exceed both economic profit and net operating profit targets.

PRODUCTS

     Pulse. Pulse designs and manufactures a wide array of passive magnetics-based electronic components. These products are highly-customized to address our customers' needs. The following table contains a list of some of Pulse's key products:

-----------------------------------------------------------------------------------------------------
           PRODUCT                          FUNCTION                          APPLICATION
-----------------------------------------------------------------------------------------------------
  Discrete Filter or Choke     Removes interference, or noise,     Network switches, routers, hubs
                               from circuitry                      and personal computers
                                                                   Automotive electronics
                                                                   Phone, fax and alarm systems used
                                                                   with digital subscriber lines, or
                                                                   DSL
-----------------------------------------------------------------------------------------------------
  Filtered Connector, which    Removes interference, or noise,     Local area networks, or LANs, and
  combines a filter with a     from circuitry and connects         wide area networks, or WANs,
  connector                    electronic applications             equipment for personal computers
                                                                   and video game consoles
-----------------------------------------------------------------------------------------------------
  Inductor/chip inductor       Regulates electrical current under  AC/DC & DC/DC power supplies conditions of varying load
                                                                   Mobile phones and portable devices
-----------------------------------------------------------------------------------------------------
  Power Transformer            Modifies circuit voltage            AC/DC & DC/DC power supplies
-----------------------------------------------------------------------------------------------------
  Signal Transformer           Limits distortion of signal as it   Analog circuitry
                               passes from one medium to another
                                                                   Military/aerospace navigation and
                                                                   weapon guidance systems
-----------------------------------------------------------------------------------------------------

     AMI Doduco. AMI Doduco designs and manufactures a wide array of contact materials, parts and completed contact subassemblies. The following table contains a list of some of AMI Doduco's key products:

-----------------------------------------------------------------------------------------------------
           PRODUCT                          FUNCTION                          APPLICATION
-----------------------------------------------------------------------------------------------------
  Contact prematerial such as  Raw materials                       Made into our customers'
  wire and metal tapes                                             electrical contact parts
-----------------------------------------------------------------------------------------------------
  Electrical contact parts,    Complete or interrupt an            Electrical switches, relays,
  either discrete or affixed   electrical circuit                  circuit breakers and motor
  to precision stamped parts                                       controls
-----------------------------------------------------------------------------------------------------
  Component subassemblies      Integrate contact with precision    Sensors and control devices
                               stampings and plastic housings
-----------------------------------------------------------------------------------------------------

SALES, MARKETING AND DISTRIBUTION

     Each of Pulse and AMI Doduco sells its products predominantly through its own separate worldwide direct sales force. Given the highly technical nature of our customers' needs, our direct salespeople typically team up with members of our engineering staff to discuss a sale with a customer's sales and engineering personnel. During the sales process, there is close engineer-to-engineer interaction between our engineers and those in our customers' organizations. This interaction extends throughout a product's life cycle, engendering strong customer relationships. As of December 28, 2001, Pulse had 52 salespeople and 13 sales offices worldwide and AMI Doduco had 28 salespeople and 11 sales offices worldwide.

     We provide technical and sales support for our direct and indirect sales force. We believe that our coordinated sales effort provides a high level of market penetration and efficient coverage of our customers on a cost-effective basis.

CUSTOMERS AND END MARKETS

     We sell our products and services to original equipment manufacturers, or OEMs, which design, build and market end-user products. Pulse also sells its products to contract manufacturers, or CEMs, which are companies hired by OEMs to manufacture their products, as well as to independent distributors, which sell components and materials to both OEMs and CEMs. In recent years, the trend in the electronics industry has been for many OEMs to use CEMs primarily or exclusively to build their products. Nonetheless, OEMs often control the decision as to which component designs best meet their needs. Accordingly, we consider OEMs to be customers for our products even if they purchase our products through CEMs or independent distributors. In order to maximize our sales opportunities, Pulse's engineering and sales teams also maintain close relationships with CEMs and distributors.

     We seek to capitalize on our core competencies by focusing on the following markets, end-users and customers:

-------------------------------------------------------------------------------------------------------
   BUSINESS           END MARKET          OEM END-USERS              CEMS              DISTRIBUTORS
-------------------------------------------------------------------------------------------------------
  PULSE          telecommunications,   Alcatel, Cisco        Flextronics           Arrow
                 enterprise            Systems, Emerson/     Jabil                 Avnet
                 networking, power     Astec, Honeywell,     Solectron
                 conversion,           Intel, Lockheed
                 automotive, consumer  Martin, Lucent,
                 electronics and       Motorola, Nortel
                 military/ aerospace   Networks, 3Com, Tyco
                                       Electronics and
                                       Visteon
-------------------------------------------------------------------------------------------------------
  AMI DODUCO     appliance,            ABB Group, Allen      N/A                   N/A
                 automotive, building  Bradley, Eaton,
                 construction          Emerson Electric,
                 circuitry, electric   GE, Groupe
                 power, commercial     Schneider/Square D,
                 and industrial        Siemens and Tyco
                 machinery and         Electronics
                 telecommunications
-------------------------------------------------------------------------------------------------------

     No customer of either Pulse or AMI Doduco accounted for more than 10% of our net sales during the year ended December 28, 2001 or for the year ended December 29, 2000. Sales to our ten largest customers accounted for 30.7% of net sales during the year ended December 28, 2001 and 35.9% of net sales for the year ended December 29, 2000.

     An increasing percentage of our sales in recent years has been outside of the United States. We now have operations in 12 countries. For the year ended December 28, 2001, 64.9% of our net sales were outside of the United States. For the year ended December 29, 2000, 55.5% of our net sales were to customers outside of the United States. Sales made by Pulse to its customers outside the United States accounted for 63.8% of its net sales for the year ended December 28, 2001 and 54.7% of its net sales for the year ended December 29, 2000. Sales made by AMI Doduco to its customers outside the United States accounted for 69.4% of its net sales for the year ended December 28, 2001 and 61.1% of its net sales for the year ended December 29, 2000.

DEVELOPMENT AND ENGINEERING

     Our development and engineering efforts are focused on the design and development of innovative products in collaboration with our customers. We work closely with OEMs to identify their design and engineering requirements. We maintain strategically located design centers throughout the world where proximity to customers enables us to better understand and more easily satisfy their design and engineering needs. Pulse's design process is a disciplined, orderly process that uses a product data management system to track the level of design activity enabling us to manage and improve how our engineers design products. Pulse typically owns the customized designs that it uses to make its products.

     Pulse's development and engineering expenditures were $16.0 million for the year ended December 28, 2001 and $15.7 million for the year ended December 29, 2000. AMI Doduco's development and engineering expenditures were $4.2 million for the year ended December 28, 2001 and $4.4 million for the year ended December 29, 2000. We intend to continue to invest in personnel and new technologies to improve product performance.

MANUFACTURING AND FACILITIES

     We are headquartered in Trevose, Pennsylvania where we lease 11,000 square feet of office space. Through Pulse and AMI Doduco, we operated 25 manufacturing plants in 10 countries as of December 28, 2001. We continually seek to size our operations correctly in order to maximize cost efficiencies. Accordingly, in the future, we may take further actions to increase or decrease our manufacturing capacity. To maximize production efficiencies, we seek whenever practical to establish manufacturing facilities in countries where we can take advantage of lower labor costs and, if available, various government incentives and tax benefits. We also seek to maintain facilities in those regions where we market our products in order to maintain a local presence in proximity to our customers.

     The following is a list of the locations of our principal manufacturing facilities:

     Pulse.

                                                                        PERCENTAGE
                                                APPROX.      OWNED/      USED FOR
                LOCATION(1)                  SQUARE FT.(2)   LEASED    MANUFACTURING
-------------------------------------------  -------------   ------    -------------
Dongguan, People's Republic of China, or
  PRC......................................     482,000      Leased         100%
Zhuhai, PRC................................     252,000      Leased         100%
Cavite, Philippines........................      49,000       Owned          62%
Mexico City, Mexico........................      46,000      Leased         100%
Orgelet, France............................      38,000       Owned(3)       30%
Zhongshan, PRC.............................      37,000      Leased         100%
Greensboro, Maryland.......................      20,000       Owned          95%
                                                -------
          Total............................     924,000

------------
(1) In addition to these manufacturing locations, Pulse has 252,000 square feet of space which is used for engineering, sales and administrative support functions, including Pulse's headquarters in San Diego, California. In addition, Pulse leases approximately 1,621,000 square feet of space for dormitories, canteen and other employee-related facilities in the PRC.

(2) Consists of aggregate square footage in each locality where manufacturing facilities are located. More than one manufacturing facility may be located within each locality.

(3) There are mortgages on this property related to mortgage notes due in 2007, of which approximately $0.7 million was outstanding as of December 28, 2001.

     AMI Doduco.

                                                                       PERCENTAGE
                                                 APPROX.     OWNED/     USED FOR
                 LOCATION(1)                   SQUARE FT.    LEASED   MANUFACTURING
---------------------------------------------  -----------   ------   -------------
Pforzheim, Germany...........................     490,000     Owned        65%
Reidsville, North Carolina...................     260,000     Owned        60%
Sinsheim, Germany............................     222,000     Owned        57%
Export, Pennsylvania.........................     115,000    Leased        80%
Tianjin, PRC.................................      59,000    Leased        85%
Noisy, France................................      43,000    Leased        88%
Luquillo, Puerto Rico........................      32,000     Owned        80%
Madrid, Spain................................      32,000     Owned        90%
Mexico City, Mexico..........................      25,000    Leased        84%
Tallinn, Estonia.............................      23,000     Owned        80%
Lentate S/Seveso, Italy......................      23,000    Leased        90%
Madrid, Spain................................      19,000    Leased        90%
Lancaster, Pennsylvania......................      15,000    Leased        85%
Dorog, Hungary...............................      11,000    Leased        95%
                                                ---------
          Total..............................   1,369,000

------------
(1) Engineering, sales and administrative support functions for AMI Doduco are generally contained in these locations.

     We have developed our manufacturing processes in ways intended to maximize our economic profitability. Accordingly, the manufacturing processes at Pulse facilities maintain a cost structure that is labor intensive and highly variable, which enables us to increase and decrease production rapidly and to contain costs during slower periods. On the other hand, AMI Doduco's products tend to have longer business cycles, longer time to market and are more capital intensive. As a result, we have automated many more functions at AMI Doduco facilities and vertically integrated its products in an attempt to utilize all of our manufacturing capabilities to create higher value added products.

     Traditionally, our engineers design products to meet our customers' product needs and then we mass-produce the products once a contract is awarded by or orders are received from our customer. We also service customers that design their own components and outsource production of these components to us. We then build the components to the customer's design.

COMPETITION

     We believe we are a market leader in the primary markets we serve based on our estimates of the size of our primary markets in annual revenues and our share of those markets relative to our competitors. We do not believe that any one company competes with all of the product lines of either Pulse or AMI Doduco on a global basis. However, both Pulse and AMI Doduco frequently encounter strong competition within individual product lines, both domestically and internationally. In addition, several OEMs internally manufacture many of the products offered by Pulse or AMI Doduco. We believe that this represents an opportunity to capture additional market share as OEMs decide to outsource business. Therefore, we constantly work to identify these opportunities and to convince these OEMs that our economies of scale, purchasing power and manufacturing core competencies enable us to produce these products better and more efficiently.

     Competitive factors in the markets for our products include:

      --   product quality and reliability,

      --   global design and manufacturing capabilities,

      --   breadth of product line,

      --   customer service, and

      --   price.

     We believe we compete favorably on the basis of each of these factors. Product quality and reliability, as well as design and manufacturing capabilities, are enhanced through our commitment to continually invest in and improve our manufacturing and designing resources and our close relationships with our customers' engineers. The breadth of our product offering provides customers with the ability to satisfy their entire magnetic component and contact needs through one supplier. Our global presence enables us to deepen our relationship with our customers and to better understand and more easily satisfy the needs of local markets. In addition, our ability to purchase raw materials in large quantities reduces our manufacturing costs, enabling us to price our products competitively.

EMPLOYEES

     As of December 28, 2001, we had approximately 14,800 full-time employees as compared to 30,600 as of December 29, 2000. Of the 14,800 full-time employees, approximately 1,200 were located in the United States and approximately 60 employees in the United States were covered by collective-bargaining arrangements. In addition, some foreign employees are members of trade and government-affiliated unions. We have not experienced any major work stoppages and consider our relations with our employees to be good. The vast majority of the employee reductions for the year ended December 28, 2001 came from voluntary attrition and involuntary workforce reductions at manufacturing facilities in the PRC, where severance payments are unnecessary.

RAW MATERIALS

     Raw materials necessary for the manufacture of our products include:

      --   ferrite cores,

      --   precious metals, and

      --   copper, brass and bronze.

     We currently do not have any difficulty obtaining any of our raw materials and do not currently anticipate that we will face any significant difficulties in the near future. However, many of the raw materials we use are considered commodities and are subject to price volatility. Although we are not dependent on any one particular source of supply, several of our raw materials are only sold by a limited number of suppliers, which may have an adverse affect on the price of these materials. Should prices rise or a shortage occur in any necessary raw material, our manufacturing costs will likely increase, which may result in lower margins or decreased sales.

     AMI Doduco uses precious metals, primarily silver, in manufacturing a vast majority of its electrical contacts, contact materials and contact subassemblies. Historically, we have leased or held these materials through consignment arrangements with our suppliers. Leasing and consignment costs have been substantially below the costs to borrow funds to purchase the metals and these arrangements eliminate the fluctuations in the market price of owned precious metal. AMI Doduco's terms of sale allow us to charge customers for the fabricated market value of silver on the day after we deliver the silver bearing product to the customer.

BACKLOG

     Our backlog of orders as of December 28, 2001 was $48.2 million compared to $182.9 million as of December 29, 2000. We expect to ship the majority of the backlog over the next six months. Customers, however, can cancel orders at any time, sometimes requiring a payment of cancellation charges.

     We do not believe that backlog is an accurate indicator of near-term business activity as customers may make multiple orders of the same component from multiple sources when lead times are long and may cancel orders when business is weak and inventories are excessive. Pulse has experienced a significant number of cancellations and order push outs as a result of the current downturn in the market for electronic equipment. Conversely, many of AMI Doduco's products are repeat products which are continuously ordered by customers by phone for delivery within several days. In addition, in the last two years, many customers have negotiated vendor managed inventory and other similar consignment type arrangements with us, particularly Pulse. Orders from these arrangements typically are not reflected in backlog prior to shipment.

INTELLECTUAL PROPERTY

     We own a number of patents and have acquired licenses under patents of others under license agreements, which impose restrictions on our ability to utilize the intellectual property. We seek to limit disclosure of our intellectual property by generally requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our proprietary information.

     Existing legal protections afford only limited protection for our products. For example, others may independently develop similar or competing products or attempt to copy or use aspects of our products that we regard as proprietary. Furthermore, intellectual property law may not fully protect products or technology that we consider to be our own, and claims of intellectual property infringement may be asserted against us or against our customers in connection with their use of our products.

     While our intellectual property is important to us in the aggregate, we do not believe any individual patent or license is material to our business or operations.

ENVIRONMENTAL

     Our manufacturing operations are subject to a variety of local, state, federal, and international environmental laws and regulations governing air emissions, wastewater discharges, the storage, use, handling, disposal and remediation of hazardous substances, wastes and chemicals and employee health and safety. We will continue to make expenditures to meet or exceed the environmental standards set by these laws.

     We are involved in several legal actions relating to non-owned waste disposal sites. Our involvement in these matters has generally arisen from the alleged disposal by waste haulers of small amounts of waste material many years ago. In addition, we are aware of contamination at two locations. In Sinsheim, Germany, there is shallow groundwater and soil contamination that is naturally decreasing over time. The German environmental authorities have not required corrective action to date. A property in Leesburg, Indiana, which was acquired with our acquisition of GTI in 1998, is the subject of a 1994 Corrective Action Order to GTI by the Indiana Department of Environmental Management. The order requires us to investigate and take corrective actions. Monitoring data is being collected to confirm and implement the corrective measures. We anticipate making additional environmental expenditures in future years to continue our environmental studies, analysis and remediation activities.

     While we cannot predict the future costs of environmental studies, cleanup activities, capital expenditures, or operating costs for environmental compliance at our present or former facilities or any third party disposal sites, we do not believe these costs, individually or in the aggregate, will have a material impact on our operations or our consolidated financial position, liquidity or operating results.

LEGAL PROCEEDINGS

     We or our subsidiaries are a party to various legal proceedings and administrative actions. We consider lawsuits to be part of what arises in the normal course of business. Although it is difficult to predict the outcome of any legal proceeding, we do not believe these proceedings and actions will, individually or in the aggregate, have a material adverse effect on our consolidated financial condition or results of operations.

                                   MANAGEMENT

     Our directors and executive officers are:

NAME                                   AGE                       POSITION
----                                   ---                       --------
James M. Papada, III.................  53    Chairman of the Board, Chief Executive Officer
                                             and President
Albert Thorp, III....................  47    Vice President of Finance and Chief Financial
                                             Officer
John L. Kowalski.....................  58    Vice President
David W. Lacey.......................  57    Vice President of Human Resources
Drew A. Moyer........................  37    Corporate Controller and Secretary
Thomas J. Considine, Jr. ............  48    Treasurer
David J. Stakun......................  46    Vice President of Corporate Communications
Stanley E. Basara....................  68    Director
John E. Burrows, Jr. ................  54    Director
Rajiv L. Gupta.......................  56    Director
J. Barton Harrison...................  72    Director
David H. Hofmann.....................  64    Director
Graham Humes.........................  69    Director
Edward M. Mazze......................  61    Director
C. Mark Melliar-Smith................  56    Director

     James M. Papada, III has served as our Chairman of the Board since January 1996 and our Chief Executive Officer and President since July 1999. He has been a director of Technitrol since 1983. He was our interim Chief Executive Officer from January 8, 1999 to June 30, 1999. Before joining us, he was a partner in the law firm of Stradley, Ronon, Stevens & Young from 1987 through June 1999. This firm is our outside counsel and is representing us in this offering. He was President and Chief Operating Officer of Hordis Brothers, a glass fabricator, from 1983 until 1987. Mr. Papada is a director of Para-Chem Southern, a specialty chemicals manufacturer and distributor, and Glasstech Holding, a designer and assembler of glass blending and tempering systems that are used by glass manufacturers and processors.

     Albert Thorp, III has served as our Vice President of Finance and Chief Financial Officer since 1995. He joined us as Corporate Controller in 1989. He held the additional position of Treasurer from 1995 until March 1997 and from July 2000 to November 2000. Mr. Thorp is a Certified Public Accountant.

     John L. Kowalski has served as our Vice President since 1995. He has also served as President of Pulse since 1995. Mr. Kowalski was President of the Fil-Mag Group, a former subsidiary of Technitrol, from 1994 through its consolidation into Pulse in 1995, and he was General Manager of our components division from 1990 to 1995. Prior to joining us, he held various management positions at Honeywell, General Electric and Varian. Mr. Kowalski is a director of the San Diego World Trade Center.

     David W. Lacey has served as our Vice President of Human Resources since July 1998. Prior to joining us, he was Vice President of Human Resources with The Hay Group, a human resources consulting firm, from 1995 to June 1998, and was Senior Vice President and Deputy Director Human Resources for First Fidelity Bank from 1992 until 1995.

     Drew A. Moyer has served as our Corporate Controller since 1995 and our Secretary since 1996. Mr. Moyer joined us in 1989 and was our Corporate Accountant and Internal Auditor prior to 1995. Mr. Moyer was previously employed by Ernst & Young and is a Certified Public Accountant.

     Thomas J. Considine, Jr. has served as our Treasurer since November 2000. From April 1998 until November 2000, he was the Treasurer of Vlasic Foods, a packaged food company. From 1996 until March 1998, he held the position of Assistant Treasurer of Armstrong World Industries, a manufacturer of vinyl floors and ceilings. Prior to that, he held several finance positions at Campbell Soup Company, a packaged food company, from November 1990 until September 1996.

     David J. Stakun has served as our Vice President of Corporate Communications since March 1997. From 1987 until March 1997, Mr. Stakun held various communications positions of increasing responsibility at Bell Atlantic, including Director--Corporate and Financial Communications from 1995 until joining us. Before joining Bell Atlantic, Mr. Stakun held various communications positions at Sears and Peoples Energy.

     Stanley E. Basara was the President and Chief Operating Officer of Panasonic Broadcasting Systems, a provider of professional television equipment for television stations, from 1987 through his retirement in February 1999. Mr. Basara has served as a director of Technitrol since 1993.

     John E. Burrows, Jr. has been the President and Chief Executive Officer of SPI Holding, a global producer of specialty chemicals, since 1995. From 1990 through 1995, he was Vice President-North America of Quaker Chemical, a worldwide manufacturer and distributor of specialty chemicals and a provider of chemical management services for manufacturers. Mr. Burrows has served as a director of Technitrol since 1994.

     Rajiv L. Gupta has been Chairman and Chief Executive Officer of Rohm and Haas, a specialty chemical manufacturer, since October 1999. Since joining Rohm and Haas in 1971, he has held various positions of increasing responsibility in finance and strategic planning. He has been a director of Rohm and Haas since December 1998. Mr. Gupta also serves on the board of the Vanguard Group, Agere Systems and the American Chemistry Council. Mr. Gupta has served as a director of Technitrol since April 1998.

     J. Barton Harrison had served as our Secretary from 1975 to 1977 and from 1983 until his retirement in 1995. He is a director of Steel Plant Equipment, a manufacturer of industrial equipment primarily for the steel and paper industries. Mr. Harrison has served as a director of Technitrol since 1966.

     David H. Hofmann has been the President of The Bryce Company, a privately-held consumer packaging concern, since August 1999. Mr. Hofmann worked as a consultant to the consumer packaging industry from July 1997 through August 1999. From 1989 through July 1997, he served as President and Chief Executive Officer of Graphic Packaging, a manufacturer of packaging for consumer goods. From 1980 through 1989, he was President of the Perfecseal Division of Paper Manufacturers, a manufacturer of sterile packaging for disposable medical devices. Mr. Hofmann has served as a director of Technitrol since 2000.

     Graham Humes was a principal of Compass Capital Partners, a corporate finance advisory group, from 1995 through his retirement in June 1999. He was General Director of CARESBAC-St. Petersburg, a small business venture capital company in St. Petersburg, Russian Federation, from 1993 to 1995. He is a director of Brunschwig & Fils, Baltic Cranberry, Cherry Valley Spring Water, and the George M. Leader Family Corporation. Mr. Humes has served as a director of Technitrol since 1987.

     Dr. Edward M. Mazze is Dean of the College of Business Administration and holder of the Alfred J. Verrecchia-Hasbro Inc. Leadership Chair in Business at the University of Rhode Island. From July 1993 to June 1998, he was Dean of The Belk College of Business Administration, The University of North Carolina at Charlotte. Previously, he held similar positions at Temple University and Seton Hall University. Dr. Mazze is an honorary Trustee of Delaware Valley College of Science and Agriculture and a member of the board of directors of Washington Trust Bancorp and the Barrett Growth Fund. Dr. Mazze has served as a director of Technitrol since 1985.

     C. Mark Melliar-Smith has been a Venture Partner with Austin Ventures, a venture capital firm that focuses on telecommunications, semiconductor and software businesses, since January 2002. From January 1997 to December 2001, Mr. Melliar-Smith was President and Chief Executive Officer of International SEMATECH, a research and development consortium in the integrated circuit industry. He was Chief Technical Officer of Lucent Technologies Microelectronics, the forerunner of Agere Systems, from January 1990 through December 1996. Mr. Melliar-Smith joined AT&T in 1970 and held a variety of key engineering and management positions, including Executive Director at Bell Laboratories Photonics and Microelectronics Division. Mr. Melliar-Smith also serves as a director of Power One and Molecular Imprints. He became a director of Technitrol in January 2002.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common stock as of February 28, 2002, and as adjusted to reflect the sale of the shares of common stock offered in this offering, by:

      -- our chief executive officer and each of our four next most highly compensated executive officers during the fiscal year ended December 28, 2001,

      -- each person or group of affiliated persons who is known by us to own beneficially 5% or more of our common stock,

      --   each of our directors, and

      --   all directors and executive officers as a group.

     This table assumes no exercise of the underwriters' over-allotment option. Percentage of ownership is based on 33,719,912 shares of our common stock outstanding on February 28, 2002 and 38,319,912 shares of common stock outstanding after completion of this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, the address for each of the persons listed below is c/o Technitrol, Inc., 1210 Northbrook Drive, Suite 385, Trevose, Pennsylvania 19053.

                                        NUMBER OF SHARES     PERCENT OF CLASS    PERCENT OF CLASS
      NAME OF BENEFICIAL OWNER         BENEFICIALLY OWNED    BEFORE OFFERING      AFTER OFFERING
-------------------------------------  ------------------    ----------------    ----------------
Virginia Frese Palmer/
  Palmer Family Trusts...............        2,566,500(1)          7.6%                6.7%
State Street Research & Management
  Company............................        1,873,200(2)          5.6%                4.9%
Stanley E. Basara....................           16,796(3)            *                   *
John E. Burrows, Jr. ................           12,750               *                   *
Rajiv L. Gupta.......................            5,670               *                   *
J. Barton Harrison...................        2,710,430(4)          8.0%                7.1%
David H. Hofmann.....................              862               *                   *
Graham Humes.........................          224,415(5)            *                   *
John L. Kowalski.....................           65,351(6)            *                   *
David W. Lacey.......................           12,255(7)            *                   *
Edward M. Mazze......................           11,780               *                   *
C. Mark Melliar-Smith................              -0-               *                   *
Drew A. Moyer........................           18,072(8)            *                   *
James M. Papada, III.................          103,363(9)            *                   *
Albert Thorp, III....................           23,166(10)           *                   *
Directors and executive officers as a
  group (15 people)..................        3,214,965(11)         9.5%                8.4%

------------
  *  Less than one percent (1%).

 (1) Consists of 1,779,184 shares held by the Palmer Family Trust--Survivor's Share, 651,300 shares held by the Virginia Frese Palmer Charitable Remainder Unitrust, dated June 20, 2000, and 136,016 shares held by the Palmer Family Trust--Residuary Trust Share. The co-trustees of these three trusts are Virginia Frese Palmer and J. Barton Harrison. Mrs. Palmer and Mr. Harrison, one of our directors, share voting power and investment power with respect to these trusts. Mrs. Palmer is the widow of Gordon Palmer, Jr., one of the company's founders. The address of each of the trusts is c/o Palmer Family Trusts, 7147 E. Sabino Vista Circle, Tucson, AZ 85750.

 (2) Of the aggregate 1,873,200 shares reported as beneficially owned by State Street, it has sole dispositive power over all 1,873,200 shares and sole voting power over 1,862,100 shares. State Street disclaims beneficial ownership of all 1,873,200 shares. The address of State Street is State Street Research & Management Company, One Financial Center, 30th Floor, Boston, MA 02111-2690. The information provided for State Street is based on a Schedule 13G filed by it on February 15, 2002.

 (3) Consists of 13,976 shares directly owned by Mr. Basara and 2,820 shares owned by Mr. Basara's wife. Mr. Basara disclaims any beneficial interest in the shares owned by his spouse.


 (4) Consists of 143,930 shares directly owned by Mr. Harrison and 2,566,500 shares held by the three Palmer Trusts described in footnote (1) above. Mr. Harrison disclaims any beneficial interest in the shares owned by the Palmer Family Trust--Survivor's Share for which he is a co-trustee.


 (5) Consists of 156,318 shares directly owned by Mr. Humes, 36,053 shares owned by Mr. Humes' spouse and 32,044 shares owned by a trust for which Mr. Humes' spouse is co-trustee. Mr. Humes disclaims any beneficial interest in the shares owned by his spouse or those shares owned by a trust for which his spouse is co-trustee.

 (6) Consists of 26,972 shares directly owned by Mr. Kowalski and 38,379 shares owned by a trust for which Mr. Kowalski and his spouse are co-trustees. Includes 15,880 shares which are subject to forfeiture and restrictions on transfer pursuant to our restricted stock plan.

 (7) Includes 4,450 shares which are subject to forfeiture and restrictions on transfer pursuant to our restricted stock plan.

 (8) Includes 6,700 shares which are subject to forfeiture and restrictions on transfer pursuant to our restricted stock plan.

 (9) Includes 73,200 shares which are subject to forfeiture and restrictions on transfer pursuant to our restricted stock plan.

(10) Includes 9,030 shares which are subject to forfeiture and restrictions on transfer pursuant to our restricted stock plan.

(11) Includes 113,670 shares which are subject to forfeiture and restrictions on transfer pursuant to our restricted stock plan.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     Our authorized capital stock consists of 175,000,000 shares of common stock, par value $0.125 per share. As of February 28, 2002, we had 33,719,912 shares of common stock issued and outstanding.


     The following summary of our capital stock is qualified in its entirety by reference to our articles of incorporation and bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. References to our articles of incorporation in this prospectus refer to our Amended and Restated Articles of Incorporation, as amended, and references to our bylaws in this prospectus refer to our Bylaws, as amended.

COMMON STOCK

     A holder of shares of our common stock is entitled to one vote per share on all matters to be voted upon by shareholders, except in the election for directors which will be by cumulative voting. In the election of directors, each shareholder entitled to vote has the right to multiply the number of votes to which he may be entitled by the total number of directors to be elected in the election, and he may cast the whole number of such votes for one candidate or he may distribute them among any two or more candidates. The candidates receiving the highest number of votes will be elected. We also have a classified board of directors which together with cumulative voting for directors may delay or deter a future takeover or change in control.

     Unless otherwise required under our articles of incorporation or bylaws or by statute, the affirmative vote of a majority of the shares represented in person or by proxy at the meeting and entitled to vote is required for approval of any matter brought before a meeting of shareholders.

     The holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available, subject to the terms of agreements governing our long-term debt. In the event we liquidate, dissolve or wind up our business affairs, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable, except for shares issued pursuant to our incentive compensation plan.

ARTICLES OF INCORPORATION AND BYLAWS

     Our articles of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and which may have the effect of delaying, deterring or preventing a future takeover or change in control not approved by our board of directors. These provisions may also render the removal of our current board of directors and of management more difficult.

     Our articles of incorporation and bylaws provide for a classified board of directors consisting of three classes of directors with each class serving staggered three-year terms. Our articles of incorporation and bylaws also provide that directors may not be removed prior to the expiration of their term of office without cause. These provisions cannot be amended, except upon the affirmative vote of at least 75% of the outstanding shares.

     Our bylaws provide that vacancies on our board of directors may only be filled by the remaining directors and not by the shareholders. While our president or a majority of our board of directors may call a special meeting of shareholders, our bylaws provide that shareholders may only call a special meeting upon the request of shareholders owning at least 20% of our common stock.

     Our articles of incorporation provide for a supermajority vote generally in the case of the following types of transactions with a holder of more than 5% of our stock:

      -- mergers or consolidations in which a vote of shareholders is required by law,

      --   sales of all or any substantial part of our assets, and

      -- issuances of securities by us in exchange for securities or assets of the holder of more than 5% of our stock in a transaction in which shareholder approval is required by law or by agreement.

     Any of these transactions must be approved by the affirmative vote of at least 75% of our outstanding shares, unless a letter of intent or other agreement pertaining to the transaction was approved by our board of directors prior to the time that the other party obtained more than 5% of our shares of stock. This provision of our articles of incorporation requiring a supermajority vote for business transactions can only be amended by the affirmative vote of holders of at least 75% of our outstanding shares. These supermajority requirements could enable a minority of our shareholders to exercise veto power over any extraordinary transactions and amendments.

PENNSYLVANIA ANTI-TAKEOVER LAW

     The following summarizes certain statutory anti-takeover provisions of the Pennsylvania Business Corporation Law of 1988, as amended, or the BCL.

     Subchapter 25F of the BCL generally prohibits a "business combination" with a shareholder or group of shareholders who, together with affiliates, beneficially own(s) at least 20% of the voting power of a public corporation. This prohibition extends for a five-year period following the date on which the holder became an interested shareholder, unless the transaction is approved in advance by the board of directors of the company or a specified vote of its shareholders. The term business combination is defined broadly to include various merger, consolidation, division, exchange or sale transactions.

     The BCL provides for further anti-takeover provisions relating to control share acquisitions and disgorgements, however, we have specifically opted out of these provisions pursuant to our bylaws.

     Under Section 1715 of the BCL, our directors are not required to regard the interests of the shareholders as being dominant or controlling in considering our best interests. The directors may consider, to the extent they deem appropriate, factors including:

      -- the effects of any action upon any group affected by such action, including our shareholders, employees, suppliers, customers and creditors, and communities in which we have offices or other establishments,

      -- our short-term and long-term interests, including benefits that may accrue to us from our long-term plans and the possibility that these interests may be best served by our continued independence,

      -- the resources, intent and conduct of any person seeking to acquire control of us, and

      --   all other pertinent factors.

     The above BCL provisions may discourage open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction.

RIGHTS AGREEMENT

     In August 1996, our board of directors declared a dividend distribution of one purchase right for each outstanding share of our common stock payable to shareholders of record on September 9, 1996. Rights have also been and will be issued in respect of all shares of common stock which become outstanding after September 9, 1996.

     The rights will become exercisable on a date, referred to as the distribution date, that is the earlier of:

      -- ten days after a person or group acquires 15% or more of our common stock, or

      -- ten business days after a person or group commences a tender or exchange offer which, if consummated, would result in that person or group owning at least 15% of our common stock.

     Prior to the distribution date, the rights cannot be exercised and will not trade separately from our common stock. Following the distribution date, separate certificates representing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date and the separate rights certificates alone will evidence the rights. The description and terms of the rights are set forth in a Rights Agreement, as amended, between us and Registrar and Transfer Company, as Rights Agent.

     If a person or group acquires 15% or more of our common stock, all other holders of rights will then be entitled to purchase, by payment of the exercise price for each right, the number of shares of our common stock with a value of twice the exercise price. In addition, at any time after a 15% position is acquired, our board of directors may, at its option, require each outstanding right, other than rights held by the acquiring person or group, to be exchanged for two shares of our common stock.


     If, following the earlier of the distribution date or an acquisition of 15% or more of our common stock, we:



      -- are acquired by any person in a merger or other business combination transaction, or



      --   sell more than 50% of our assets or earning power to any person,


all other holders of rights will then be entitled to purchase common stock of the acquiring company with a value of twice the exercise price per right.

     We may redeem the rights at $.005 per right at any time prior to the time that a person or group has acquired 15% or more of our common stock. The rights expire on September 9, 2006, unless earlier redeemed or exchanged by us as described above. The rights will not entitle the holder to any benefits of the underlying common stock, including the right to vote and to receive dividends, until the right is exercised.

     The exercise price and the number of shares or other securities issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution. The terms of the rights may also be amended by us and the Rights Agent, provided that following the distribution date the amendment does not materially adversely affect the interests of holders of rights other than an acquiring person.

     The rights have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter potential acquirers from making takeover proposals or tender offers. However, we believe the Rights Agreement helps ensure that our shareholders receive fair and equal treatment in the event of any proposed takeover and is intended to protect and enhance shareholder value, as well as assist our board of directors in realizing our strategic objectives.

     The foregoing description of the rights is qualified in its entirety by reference to the Rights Agreement. The Rights Agreement is incorporated by reference as an exhibit to the registration statement which this prospectus forms a part.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Registrar and Transfer Company, Cranford, New Jersey.

LISTING

     Our common stock is listed on the New York Stock Exchange under the symbol "TNL."

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation and Legg Mason Wood Walker, Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
Morgan Stanley & Co. Incorporated...........................
Credit Suisse First Boston Corporation......................
Legg Mason Wood Walker, Incorporated........................
                                                              --------
        Total...............................................
                                                              ========

     The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of legal matters by their counsel and some other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares of our common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to a limited number of dealers at a price
that represents a concession not in excess of $          a share under the
public offering price. Any underwriter may allow, and such dealers may re-allow,
a concession not in excess of $          a share to other underwriters or to
certain dealers. After the public offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives.


     We have granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to an aggregate of 690,000 additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase about the same percentage of the additional shares of our common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table.


     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

                                                PER SHARE                           TOTAL
                                     -------------------------------   -------------------------------
                                      NO EXERCISE     FULL EXERCISE     NO EXERCISE     FULL EXERCISE
                                     --------------   --------------   --------------   --------------
Underwriting Discounts and
  Commissions paid by us...........     $                $                $                $

     Several of the underwriters and their affiliates have provided and will provide investment banking, transaction advisory and other financial services for us and our affiliates in the ordinary course of business for which they have received and will receive customary compensation. In particular, an affiliate of Legg Mason

Wood Walker, Incorporated has provided us transaction advisory services since 1996 in exchange for a monthly retainer of $5,000 and a success fee calculated as a percentage of the total value of the completed transaction. This percentage varies based upon the size of the transaction. Fees paid to Legg Mason Wood Walker, Incorporated for transaction advisory services were $234,000 and $67,000 in 2001 and 2000, respectively. In addition, an affiliate of Morgan Stanley & Co. Incorporated administered our employee stock purchase plan during 2000 and 2001. Fees paid by us for these services during 2001 were approximately $33,500 and were nominal during 2000. We believe these arrangements are on terms customary for these services.

     The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.


     We have applied to list the shares of common stock offered hereby on the New York Stock Exchange.


     We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus:

      -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or

      -- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

     The restrictions described in the above paragraph do not apply to:

      --   the sale of shares to the underwriters, or

      -- the issuance by us upon the exercise of employee stock options outstanding on the date of this prospectus of which the underwriters have been advised in writing and issuances under our rights plan, dividend reinvestment plan, restricted stock plan, employee stock purchase plan and board of directors stock plan.

     Our officers and directors have agreed that they will not, without, in each case, the prior written consent of Morgan Stanley & Co. Incorporated, for a period of 90 days after the date of this prospectus:

      -- offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or enter into a transaction that would have the same effect,

      -- enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or

      -- publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement.

     In addition, the trustees of three related trusts, which held 2,566,500 shares of our common stock in the aggregate as of February 28, 2002, have agreed to these restrictions with respect to the shares beneficially owned by all of these trusts, except for 200,000 shares in the aggregate which may be sold or otherwise disposed of by these trusts without the prior written consent of Morgan Stanley & Co. Incorporated.

     The restrictions described in the above paragraphs relating to our officers, directors and the related trusts do not apply to:

      --   any shares of our common stock acquired in the open market, or

      -- a transfer of any shares of our common stock to a family member, a trust or as a bona fide gift, provided the transferee agrees to be bound in writing by these restrictions prior to such transfer.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is "covered" if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to cover over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters. The representatives of the underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

     We have agreed with the underwriters to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for Technitrol by Stradley, Ronon, Stevens & Young, LLP, Philadelphia, Pennsylvania. Wilson Sonsini Goodrich & Rosati, Professional Corporation, New York, New York, will pass upon certain legal matters for the underwriters.

                                    EXPERTS


     The consolidated financial statements of Technitrol, Inc. as of December 28, 2001 and December 29, 2000, and for each of the years in the three year period ended December 28, 2001, have been included or incorporated by reference herein and in the registration statement in reliance on the report of KPMG LLP, independent accountants, and upon the authority of said firm as experts in auditing and accounting.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain our SEC filings from the SEC's website at http://www.sec.gov.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit of the registration statement. Copies of the registration statement, including exhibits, may be obtained from the SEC by the means described above.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and, in each instance, we refer you to a copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the common stock offered by this prospectus.


     a. Our Annual Report on Form 10-K for the fiscal year ended December 28, 2001 including portions of our definitive Proxy Statement for the 2002 Annual Meeting of Shareholders incorporated into the Form 10-K by reference,



     b. Our Current Report on Form 8-K filed with the SEC on March 14, 2002 reporting under Item 5, and



     c. Our Registration Statement on Form 8-A/A dated July 5, 2000 describing our common stock and our purchase rights, including any amendment or reports filed for the purpose of updating such description.


     You may request a copy of these filings, at no cost, by writing or telephoning us at:

                                Technitrol, Inc.
                              Attention: Secretary
                        1210 Northbrook Drive, Suite 385
                               Trevose, PA 19053
                                 (215) 355-2900

                       TECHNITROL, INC. AND SUBSIDIARIES

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
                          FINANCIAL STATEMENT SCHEDULE

FINANCIAL STATEMENTS                                          PAGE
--------------------                                          ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of December 29, 2000 and
  December 28, 2001.........................................  F-3
Consolidated Statements of Earnings for the years ended
  December 31, 1999 and December 29, 2000 and December 28,
  2001......................................................  F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 1999 and December 29, 2000 and December 28,
  2001......................................................  F-5
Consolidated Statements of Changes in Shareholders' Equity
  for the years ended December 31, 1999 and December 29,
  2000 and December 28, 2001................................  F-6
Notes to Consolidated Financial Statements..................  F-7


FINANCIAL STATEMENT SCHEDULE
----------------------------
Schedule II -- Valuation and Qualifying Accounts............  F-25

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Technitrol, Inc.:

We have audited the consolidated financial statements of Technitrol, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Technitrol, Inc. and subsidiaries as of December 29, 2000 and December 28, 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 28, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Philadelphia, Pennsylvania
January 18, 2002

                       TECHNITROL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 29,   DECEMBER 28,
                                                                   2000           2001
                                                               ------------   ------------
                                                                (IN THOUSANDS, EXCEPT PER
                                                                       SHARE DATA)
                           ASSETS
                           ------
Current assets:
  Cash and cash equivalents.................................     $162,631       $142,267
  Trade receivables, net....................................      108,423         63,294
  Inventories...............................................       86,001         62,404
  Prepaid expenses and other current assets.................       11,679         18,785
                                                                 --------       --------
     Total current assets...................................      368,734        286,750
Property, plant and equipment...............................      173,739        170,665
  Less accumulated depreciation.............................       81,341         87,613
                                                                 --------       --------
     Net property, plant and equipment......................       92,398         83,052
Deferred income taxes.......................................       11,235          9,499
Excess of cost over net assets acquired and other
  intangibles, net..........................................       47,064        128,512
Other assets................................................        1,340         17,207
                                                                 --------       --------
                                                                 $520,771       $525,020
                                                                 ========       ========

            LIABILITIES AND SHAREHOLDERS' EQUITY
            ------------------------------------
Current liabilities:
  Current installments of long-term debt....................     $    151       $    122
  Accounts payable..........................................       35,046         24,780
  Accrued expenses..........................................      103,140         72,591
                                                                 --------       --------
     Total current liabilities..............................      138,337         97,493
Long-term liabilities:
  Long-term debt, excluding current installments............       48,437         89,007
  Other long-term liabilities...............................        9,567          9,289

Commitments and contingencies (Note 7)

Shareholders' equity:
  Common stock: 175,000,000 shares authorized; 33,236,762
     and 33,683,420 outstanding in 2000 and 2001,
     respectively; $.125 par value per share and additional
     paid-in capital........................................       63,909         70,184
  Retained earnings.........................................      266,132        264,055
  Other.....................................................       (5,611)        (5,008)
                                                                 --------       --------
     Total shareholders' equity.............................      324,430        329,231
                                                                 --------       --------
                                                                 $520,771       $525,020
                                                                 ========       ========

See accompanying Notes to Consolidated Financial Statements.

                       TECHNITROL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                 YEARS ENDED
                                                 --------------------------------------------
                                                 DECEMBER 31,    DECEMBER 29,    DECEMBER 28,
                                                     1999            2000            2001
                                                 ------------    ------------    ------------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales......................................    $530,436        $664,378        $474,199
Cost of sales..................................     358,553         409,856         359,681
                                                   --------        --------        --------
  Gross profit.................................     171,883         254,522         114,518
Selling, general and administrative expenses...     110,694         131,113          98,837
Restructuring and unusual and infrequent
  items........................................          --           3,305          13,594
                                                   --------        --------        --------
  Operating profit.............................      61,189         120,104           2,087
Other income (expense):
  Interest income..............................       1,882           6,341           6,401
  Interest expense.............................      (3,477)         (3,482)         (4,998)
  Other, net...................................        (585)            (49)          1,879
                                                   --------        --------        --------
                                                     (2,180)          2,810           3,282
                                                   --------        --------        --------
  Earnings before income taxes.................      59,009         122,914           5,369
Income tax expense.............................      14,697          23,606           2,903
                                                   --------        --------        --------
Net earnings...................................    $ 44,312        $ 99,308        $  2,466
                                                   ========        ========        ========
Net earnings per share:
  Basic........................................    $   1.38        $   3.05        $    .07
                                                   ========        ========        ========
  Diluted......................................    $   1.36        $   3.02        $    .07
                                                   ========        ========        ========

See accompanying Notes to Consolidated Financial Statements.

                       TECHNITROL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           YEARS ENDED
                                                           --------------------------------------------
                                                           DECEMBER 31,    DECEMBER 29,    DECEMBER 28,
                                                               1999            2000            2001
                                                           ------------    ------------    ------------
                                                                          (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings...........................................    $44,312         $ 99,308        $  2,466
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
    Depreciation and amortization........................     19,411           22,378          26,553
    Tax benefit from employee stock compensation.........        429            1,893             231
    Amortization of stock incentive plan expense.........      2,327            6,990           1,219
    Loss on impairment and sale of property, plant and
      equipment..........................................      1,076            1,301           3,863
    Deferred taxes.......................................      3,319           (4,239)          4,889
    Restructuring and unusual and infrequent items.......         --            2,495             599
    Inventory provisions.................................      4,483            8,129          20,295
    Changes in assets and liabilities, net of effect of
      acquisitions and divestitures:
      Trade receivables..................................     (9,345)         (31,527)         48,197
      Inventories........................................      1,262          (30,161)          8,437
      Prepaids expenses and other current assets.........        775            1,462          (4,487)
      Accounts payable...................................      3,788           10,630         (14,348)
      Accrued expenses...................................     (3,028)          21,321         (33,657)
    Other, net...........................................        443            3,808          (1,571)
                                                             -------         --------        --------
    Net cash provided by operating activities............     69,252          113,788          62,686
                                                             -------         --------        --------
Cash flows from investing activities:
  Acquisitions, net of cash acquired.....................    (15,277)          (5,365)       (115,533)
  Capital expenditures, exclusive of acquisitions........    (18,766)         (29,976)        (13,149)
  Proceeds from sale of property, plant and equipment....      1,115              571           4,531
                                                             -------         --------        --------
    Net cash used in investing activities................    (32,928)         (34,770)       (124,151)
                                                             -------         --------        --------
Cash flows from financing activities:
  Principal payments on long-term debt...................    (73,185)         (36,243)        (97,261)
  Long-term borrowings...................................     77,753           27,269         140,239
  Payment of debt assumed in acquisition.................         --               --          (3,944)
  Dividends paid.........................................     (4,133)          (4,430)         (4,528)
  Exercise of stock options..............................          5              220              17
  Sale of stock through employee stock purchase plan.....        916            8,388           6,548
                                                             -------         --------        --------
    Net cash (used in) provided by financing
      activities.........................................      1,356           (4,796)         41,071
                                                             -------         --------        --------
Net effect of exchange rate changes on cash..............        (82)             248              30
                                                             -------         --------        --------
Net increase (decrease) in cash and cash equivalents.....     37,598           74,470         (20,364)
Cash and cash equivalents at beginning of year...........     50,563           88,161         162,631
                                                             -------         --------        --------
Cash and cash equivalents at end of year.................    $88,161         $162,631        $142,267
                                                             =======         ========        ========

See accompanying Notes to Consolidated Financial Statements.

                       TECHNITROL, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                             OTHER
                                      COMMON STOCK                ----------------------------
                                          AND                                     ACCUMULATED
                                    PAID-IN CAPITAL                                  OTHER
                                    ----------------   RETAINED     DEFERRED     COMPREHENSIVE   COMPREHENSIVE
                                    SHARES   AMOUNT    EARNINGS   COMPENSATION      INCOME          INCOME
                                    ------   -------   --------   ------------   -------------   -------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE AT JANUARY 1, 1999........  16,170   $45,109   $131,227     $(1,792)        $   265
Stock options, awards and related
  compensation....................      66     1,809        --         (609)             --
Tax benefit of stock
  compensation....................      --       429        --           --              --
Stock issued under employee stock
  purchase plan...................      30       916        --           --              --
Currency translation
  adjustments.....................      --        --        --           --          (1,770)        $(1,770)
Net earnings......................      --        --    44,312           --              --          44,312
                                                                                                    -------
Comprehensive income..............      --        --        --           --              --         $42,542
                                                                                                    =======
Dividends declared ($.13125 per
  share)..........................      --        --    (4,261)          --              --
                                    ------   -------   --------     -------         -------
BALANCE AT DECEMBER 31, 1999......  16,266   $48,263   $171,278     $(2,401)        $(1,505)
Stock options, awards and related
  compensation....................      88     5,365        --       (1,470)             --
Tax benefit of stock
  compensation....................      --     1,893        --           --              --
Stock issued under employee stock
  purchase plan...................     265     8,388        --           --              --
Currency translation
  adjustments.....................      --        --        --           --            (235)        $  (235)
Net earnings......................      --        --    99,308           --              --          99,308
                                                                                                    -------
Comprehensive income..............      --        --        --           --              --         $99,073
                                                                                                    =======
Dividends declared ($.135 per
  share)..........................      --        --    (4,454)          --              --
Two-for-one stock split effective
  in November 2000................  16,618        --        --           --              --
                                    ------   -------   --------     -------         -------
BALANCE AT DECEMBER 29, 2000......  33,237   $63,909   $266,132     $(3,871)        $(1,740)
Stock options, awards and related
  compensation....................      48      (504)       --        1,441              --
Tax benefit of stock
  compensation....................      --       231        --           --              --
Stock issued under employee stock
  purchase plan...................     398     6,548        --           --              --
Currency translation
  adjustments.....................      --        --        --           --            (838)        $  (838)
Net earnings......................      --        --     2,466           --              --           2,466
                                                                                                    -------
Comprehensive income..............      --        --        --           --              --         $ 1,628
                                                                                                    =======
Dividends declared ($.135 per
  share)..........................      --        --    (4,543)          --              --
                                    ------   -------   --------     -------         -------
BALANCE AT DECEMBER 28, 2001......  33,683   $70,184   $264,055     $(2,430)        $(2,578)
                                    ======   =======   ========     =======         =======

See accompanying Notes to Consolidated Financial Statements.

                       TECHNITROL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Technitrol, Inc. (the "Company") and all of its subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include funds invested in a variety of liquid short-term investments with a maturity of three months or less.

  INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Inventory that is fully reserved in the ordinary course of business is not written back up after a write-down. Inventory reserves are utilized when the actual inventory is physically disposed. The reserves are determined by comparing quantity on-hand to historical usage and forecasted demand. The Company's inventory reserves at December 29, 2000 and December 28, 2001 were $9.2 million and $23.5 million, respectively.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation is based upon the estimated useful life of the assets on both the accelerated and the straight-line methods. The estimated useful lives of assets range from 5 to 30 years for buildings and improvements and from 3 to 10 years for machinery and equipment. Expenditures for maintenance and repairs are charged to operations as incurred, and major renewals and betterments are capitalized. Upon sale or retirement, the cost of the asset and related accumulated depreciation are removed from the balance sheet, and any resulting gains or losses are included in earnings.

  EXCESS OF COST OVER NET ASSETS AND OTHER INTANGIBLES

     Excess of cost over net assets acquired is amortized on a straight-line basis over 15 years. When events and circumstances so indicate, the recoverability of its carrying value is evaluated by determining whether its remaining balance can be recovered through future undiscounted cash flows from operations. Such events and circumstances include a sale of all or a significant part of the operations associated with the excess of cost over net assets acquired, or a significant decline in the operating performance of the net assets. If an evaluation indicates that the carrying value cannot be recovered through future operating undiscounted cash flows, an impairment charge will be recorded by discounting the future operating cash flows using the implied cost of capital for that business segment and comparing the resulting discounted cash flow to the carrying value. The Company had approximately $47.1 million of goodwill at December 29, 2000 and approximately $80.3 million of goodwill and $48.2 million of other intangibles, including $40.0 million of tradenames, on its balance sheet as of December 28, 2001. See additional discussion in Note 2 Acquisitions.

     Acquisitions consummated after July 1, 2001 were accounted for by the transition rules of SFAS 141, and goodwill resulting from such transactions have not been subjected to amortization.

  REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE

     Revenue is recognized upon shipment of product and passage of title without right of return, after all performance factors have been met. The Company is not subject to any significant customer acceptance provisions. Product returns are covered by reserves based on historical experience and Financial Accounting

                       TECHNITROL, INC. AND SUBSIDIARIES

Standard No. 48, "Revenue Recognition When Right of Return Exists." The Company's accounts receivable reserves at December 29, 2000 and December 28, 2001 were $1.9 million and $2.6 million, respectively.

  STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Note 11 presents proforma results of operations as if Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123), had been used to account for stock-based compensation plans.

  FOREIGN CURRENCY TRANSLATION

     Certain foreign subsidiaries of the Company use the U.S. dollar as the functional currency and others use a local currency. For subsidiaries using the U.S. dollar as the functional currency, non-U.S. dollar monetary assets and liabilities are remeasured at year-end exchange rates while non-monetary items are remeasured at historical rates. Income and expense accounts are remeasured at the average rates in effect during the year, except for depreciation that is remeasured at historical rates. Gains or losses from changes in exchange rates are recognized in earnings in the year of occurrence. For entities using a local currency as the functional currency, net assets are translated at year-end rates while income and expense accounts are translated at average exchange rates. Adjustments resulting from these translations are reflected directly in shareholders' equity.

  FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS

     The carrying value of cash and cash equivalents, accounts receivable, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The carrying value of long-term debt approximates its fair value after taking into consideration current rates offered to the Company for similar debt instruments of comparable maturities. The fair values of financial instruments have been determined through information obtained from quoted market sources and management estimates. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes.

     The Company is exposed to market risk from changes in interest rates, foreign currency exchange rates and precious metal prices. To mitigate the risk from these changes, the Company periodically enters into hedging transactions which have been authorized pursuant to the Company's policies and procedures. In accordance with SFAS 133, gains and losses related to qualified hedges of firm commitments and anticipated transactions are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. All other forward exchange and option contracts are marked-to-market and unrealized gains and losses are included in current period net income. At December 31, 1999, the Company did not have any derivative financial instruments outstanding, other than to sell forward approximately $1.2 million of precious metal purchased as part of the acquisition of MEC Betras Italia S.r.l. on December 22, 1999. At December 29, 2000, the Company had a foreign exchange contract in place to sell forward $3.2 million of U.S. dollars for French francs, in connection with the purchase of the electrical contacts business of Engelhard-CLAL on January 4, 2001. At December 28, 2001, the Company has five foreign exchange contracts in place to sell forward approximately 44.2 million of euro in connection with hedging the repayment of intercompany loans.

  PRECIOUS METAL CONSIGNMENT-TYPE LEASES

     The Company has custody of inventories under consignment-type leases from suppliers ($40.8 million at December 29, 2000 and $39.6 million at December 28,
2001). The Company has four consignment-type leases in place for sourcing all precious metals. The leases are operating leases and the related inventory and

                       TECHNITROL, INC. AND SUBSIDIARIES
liability are not recorded on its balance sheet. The leases are generally one-year in duration and can be extended with annual renewals. Either party can terminate the lease agreements with 30 days written notice. The primary covenant in each of the agreements is a prohibition against the Company creating security interests in the consigned metals. Included in interest expense for the year ended December 31, 1999 are consignment fees of $1.4 million. These interest costs were also $1.1 million in 2000 and 2001.

  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

  RECLASSIFICATIONS

     Certain amounts in the prior-year financial statements have been reclassified to confirm with the current-year presentation.

(2)  ACQUISITIONS

     Tool and Die facility in Estonia from AMP: In January of 2000, the Company completed the acquisition of a tool and die design and manufacturing operation near Tallinn, Estonia, from AMP, a division of Tyco Electronics Corporation. This business was integrated into AMI Doduco. The purchase price was not material to the Company's consolidated financial position.

     EWC, Inc: In October 2000, the Company purchased certain assets of EWC, Inc. EWC manufactured magnetic components primarily for the defense and aerospace industries. This business was integrated into the Specialty Components Division of Pulse. The purchase price was not material to the Company's consolidated financial position.

     Engelhard-CLAL: In January 2001, the Company acquired the electrical contacts business of Engelhard-CLAL. These operations are based in France with additional operations in Spain and the United Kingdom. Engelhard-CLAL manufactured electrical contacts, wire and strip contact materials and related products primarily for the European electrical equipment market. This business was integrated into AMI Doduco. The purchase price was not material to the Company's consolidated financial position.

     Grupo ECM: In March 2001, the Company acquired Electro Componentes Mexicana, S.A. de C.V. and affiliates based in Mexico City. These operations are referred to as Grupo ECM. Grupo ECM manufactured and marketed inductive components primarily for automotive applications. This business was integrated into Pulse. The purchase price was not material to the Company's consolidated financial position.

     Full Rise Electronics Co. Ltd.: In April 2001, the Company made a minority investment in the common stock of Full Rise Electronics Co. Ltd. ("FRE") which is accounted for by the cost-basis method of accounting. FRE is based in the Republic of China (Taiwan) and manufactures connector products including single and multiple port jacks. This investment was made by Pulse and the Company has an option to purchase additional shares of common stock in FRE in the future.

     Excelsus Technologies, Inc.: In August 2001, the Company acquired all of the capital stock of Excelsus Technologies, Inc. ("Excelsus") based in Carlsbad, California. Excelsus produced customer-premises digital subscriber line filters and other broadband accessories. The acquisition was accounted for by the purchase method of accounting. The preliminary purchase price was approximately $85.9 million, net of $4.8 million of cash acquired and a preliminary purchase price adjustment of $2.6 million. The fair value of net assets

                       TECHNITROL, INC. AND SUBSIDIARIES
acquired approximated $18.2 million. Based on the fair value of the assets acquired, the preliminary allocation of the unadjusted purchase price includes $40.0 million for trade names, $27.0 million for goodwill and $8.0 million for technology. The only intangible subject to amortization is the $8.0 million of technology, which is estimated to have a 5-year life. The purchase price is subject to adjustment for the net worth of Excelsus at the date of closing and the allocation of the purchase price is subject to adjustment as details of the transaction are finalized. A significant portion of the purchase price is being maintained in an escrow account. Included in the assets acquired is a $6.3 million tax receivable, generated by the acceleration and settlement of Excelsus stock options at the time of closing. The Company filed income tax returns for the period ending on the closing date, and received the full amount of the tax receivable during the fourth quarter of 2001. In order to fund the purchase price, the Company used approximately $19.0 million of cash on-hand and borrowed approximately $74.0 million under its existing credit facility with a syndicate of commercial banks. Excelsus was integrated into Pulse. Prior to the acquisition, Excelsus recorded revenues of approximately $40.0 million in 2000.

(3) FINANCIAL STATEMENT DETAILS

     The following provides details for certain financial statement captions at December 29, 2000 and December 28, 2001 (in thousands):

                                                                2000        2001
                                                              --------    --------
Inventories:
  Finished goods............................................  $ 28,710    $ 22,159
  Work in progress..........................................    15,907      11,723
  Raw materials and supplies................................    41,384      28,522
                                                              --------    --------
                                                              $ 86,001    $ 62,404
                                                              ========    ========
Property, plant and equipment, at cost:
  Land......................................................  $  4,081    $  3,287
  Buildings and improvements................................    32,362      30,287
  Machinery and equipment...................................   137,296     137,091
                                                              --------    --------
                                                              $173,739    $170,665
                                                              ========    ========
Accrued expenses:
  Income taxes payable......................................  $ 37,214    $ 26,210
  Dividends payable.........................................     1,122       1,137
  Accrued compensation......................................    26,746      10,158
  Other accrued expenses....................................    38,058      35,086
                                                              --------    --------
                                                              $103,140    $ 72,591
                                                              ========    ========

                       TECHNITROL, INC. AND SUBSIDIARIES

(4) LONG-TERM DEBT

     At December 29, 2000 and December 28, 2001, long-term debt was as follows (in thousands):

                                                               2000       2001
                                                              -------    -------
Bank Loans
  Variable-rate, (base rate plus 0.85% to 1.425% depending
     on debt to EBITDA ratio; base rate is LIBOR or prime
     rate for U.S. dollars, Euro-LIBOR for euros and a rate
     approximating Sterling LIBOR for British pounds)
     multi-currency revolving credit facility with $225.0
     million maximum draw, due June 20, 2004 (2.91% weighted
     average rate at December 28, 2001).....................  $    --    $75,000
  Variable-rate (EURIBOR plus 0.50%), Eurocurrency revolving credit facility with $20.0 million maximum draw (5.46%
     rate at December 29, 2000).............................   14,018         --
  Variable-rate (EURIBOR plus 0.625%), multi-currency bank
     loan facility with $40.0 million maximum draw (5.625%
     rate at December 29, 2000).............................   17,827         --
  Fixed-rate (5.57% and 4.85%), unsecured debt in Germany
     (denominated in Deutsche marks) due June 26, 2003......    9,636      9,038
  Fixed-rate (5.65%), unsecured debt in Germany (denominated
     in Deutsche marks) due August 2, 2009..................    4,818      4,519
  Variable-rate (EURIBOR plus 0.625%), Eurocurrency offering basis credit facility with $5.0 million maximum draw
     (5.625% rate at December 29, 2000).....................    1,413         --
                                                              -------    -------
     Total bank loans.......................................   47,712     88,557
Mortgage Notes, secured by mortgages on land, buildings, and certain equipment:
  8.20%--10.32% mortgage notes, due in monthly installments
     until 2007.............................................      876        572
                                                              -------    -------
     Total long-term debt...................................   48,588     89,129
  Less current installments.................................      151        122
                                                              -------    -------
  Long-term debt excluding current installments.............  $48,437    $89,007
                                                              =======    =======

     All previous credit facilities and lines of credit, excluding fixed term loans, were replaced as of June 20, 2001 under a new three-year revolving credit agreement providing for $225.0 million of credit capacity. The credit facility consists of:

      -- a U.S. dollar-based revolving line of credit in the principal amount of up to $225.0 million;

      -- a British pounds sterling-based or euro-based revolving line of credit in the principal amount of up to the U.S. dollar equivalent of $100.0 million; and

      -- a multicurrency facility providing for the issuance of letters of credit in an aggregate amount not to exceed the U.S. dollar equivalent of $10.0 million.

     The amounts outstanding under the credit facility in total may not exceed $225.0 million.

     The Company pays a facility fee irrespective of whether there are outstanding borrowings or not, which ranges from 0.275% to 0.450% of the total commitment, depending on our ratio of debt to earnings before interest, taxes, depreciation and amortization, ("EBITDA"). The interest rate for each currency's borrowing will be a combination of the base rate for that currency plus a credit margin spread. The base rate is different for each currency: LIBOR or prime rate for U.S. dollars, Euro-LIBOR for euros, and a rate approximating sterling LIBOR for British pounds. The credit margin spread is the same for each currency and is 0.850% to 1.425% depending on debt to EBITDA ratio. Each of the Company's domestic subsidiaries with net worth equal to or greater than $5 million has agreed to guarantee all obligations incurred under the credit facility.

                       TECHNITROL, INC. AND SUBSIDIARIES

     The Company's German indirect subsidiary, AMI Doduco GmbH, has obligations outstanding under two term loan agreements. The first is with Baden-Wurttembergische Bank for the borrowing of two loans, each in the amount of 10 million Deutsche marks, both due in June 2003. The second is with Sparkasse Pforzheim, for the borrowing of 10 million Deutsche marks, and is due in August 2009. The Company and several of its subsidiaries have guaranteed the obligations arising under these term loan agreements.

     Principal payments due within the next five years, based on terms of the Company's debt arrangements, are as follows (in thousands):

2002.....................................................    $   122
2003.....................................................      9,154
2004.....................................................     75,110
2005.....................................................         85
2006.....................................................         95
Thereafter...............................................      4,563
                                                             -------
                                                             $89,129
                                                             =======

     All outstanding borrowings under the credit agreement have been classified as non-current because the Company has the ability and the intent to refinance these obligations on a long-term basis.

     The credit agreement contains certain covenants requiring maintenance of minimum net worth, maximum debt to EBITDA ratio, minimum interest expense coverage, capital expenditure limits and other customary and normal provisions. The Company is in compliance with all such covenants.

(5) RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES

     Research, development and engineering expenses ("RD&E") are included in selling, general and administrative expenses and were $19.6 million, $20.2 million and $20.2 million in 1999, 2000 and 2001, respectively, for continuing operations. RD&E includes costs associated with new product development, product and process improvement, engineering follow-through during early stages of production, design of tools and dies, and the adaptation of existing technology to specific situations and customer requirements. The research and development component of RD&E, which generally includes only those costs associated with new technology, new products or significant changes to current products or processes, was $12.8 million, $14.4 million and $14.1 million in 1999, 2000 and 2001, respectively.

(6) INCOME TAXES

     Earnings (loss) before income taxes were as follows (in thousands):

                                                        1999        2000       2001
                                                       -------    --------    -------
Domestic.............................................  $   934    $ (5,849)   $(5,235)
Non-U.S. ............................................   58,075     128,763     10,604
                                                       -------    --------    -------
     Total...........................................  $59,009    $122,914    $ 5,369
                                                       =======    ========    =======

                       TECHNITROL, INC. AND SUBSIDIARIES

     Income tax (benefit) expense was as follows (in thousands):

                                                         1999       2000       2001
                                                        -------    -------    -------
Current:
  Federal.............................................  $   736    $ 3,382    $(1,174)
  State and local.....................................      858        458      1,781
  Non-U.S. ...........................................    9,784     24,005      2,614
                                                        -------    -------    -------
                                                         11,378     27,845      3,221
Deferred tax (benefit) expense........................    3,319     (4,239)      (318)
                                                        -------    -------    -------
                                                        $14,697    $23,606    $ 2,903
                                                        =======    =======    =======

     Amounts credited to additional paid-in capital include the tax benefit of certain components of employee compensation related to the Company's common stock. Such items include dividends paid on restricted stock, the change in value from the award date to the release date of restricted stock which was released during the period.

A reconciliation of the statutory federal income tax rate with the effective income tax rate follows:

                                                              1999    2000    2001
                                                              ----    ----    ----
Statutory federal income tax rate...........................   35%     35%     35%
Increase (decrease) resulting from:
  Tax-exempt earnings of subsidiary in Puerto Rico..........   (1)     (1)     (3)
  State and local income taxes, net of federal tax effect...    1       1      21
  Non-deductible expenses and other foreign income subject
     to U.S. income tax.....................................    3       3      35
  Foreign...................................................  (14)    (19)    (13)
  Other, net................................................    1      --     (21)
                                                              ---     ---     ---
Effective tax rate..........................................   25%     19%     54%
                                                              ===     ===     ===

     The effect on the effective tax rate of non-deductible expenses is due to the nature and timing of the restructuring and other unusual and infrequent items. The effect on the effective tax rate of other, net is due to alternative minimum tax and research and development tax credits.

                       TECHNITROL, INC. AND SUBSIDIARIES

Deferred tax assets and liabilities included the following (in thousands):

                                                               2000       2001
                                                              -------    -------
Assets:
  Inventories...............................................  $   896    $ 1,982
  Plant and equipment.......................................    1,194        996
  Vacation pay and other compensation.......................    1,766      1,317
  Pension expense...........................................      844        743
  Stock awards..............................................    1,806      1,592
  Accrued liabilities.......................................    5,519      5,029
  Net operating losses......................................    3,729      5,715
  Capital losses carryover..................................    6,582      6,582
  Other.....................................................    1,951      2,121
                                                              -------    -------
     Total deferred tax assets..............................   24,287     26,077
     Valuation allowance....................................   (6,582)    (7,854)
                                                              -------    -------
     Net deferred tax assets................................   17,705     18,223
Liabilities:
  Deferred taxes on foreign operations and acquired
     intangibles............................................    2,600      2,800
                                                              -------    -------
     Total deferred tax liabilities.........................    2,600      2,800
                                                              -------    -------
     Net deferred tax assets................................   15,105     15,423
     Less current deferred tax assets.......................    3,870      5,924
                                                              -------    -------
     Long-term deferred income taxes........................  $11,235    $ 9,499
                                                              =======    =======

     Based on the Company's history of taxable income and its projection of future earnings, management believes that it is more likely than not that sufficient taxable income will be generated in the foreseeable future to realize the net deferred tax assets.

     The Company has not provided for U.S. federal income and foreign withholding taxes on approximately $294.0 million of non-U.S. subsidiaries' undistributed earnings (as calculated for income tax purposes) as of December 28, 2001. Such earnings include pre-acquisition earnings of foreign entities acquired through stock purchases, and are intended to be reinvested outside of the U.S. indefinitely. It is not practical to estimate the amount of unrecognized deferred taxes on these undistributed earnings. Where excess cash has accumulated in the Company's non-U.S. subsidiaries and it is advantageous for tax reasons, subsidiary earnings may be remitted.

(7)  COMMITMENTS AND CONTINGENCIES

     The Company conducts a portion of its operations from leased premises and also leases certain equipment under operating leases. Total rental expense amounts for the years ended December 31, 1999, December 29, 2000 and December 28, 2001 were $5.4 million, $5.9 million and $7.4 million, respectively. The aggregate

                       TECHNITROL, INC. AND SUBSIDIARIES
minimum rental commitments under non-cancelable leases in effect at December 28, 2001 were as follows (in thousands):

YEAR
ENDING
------
2002.......................................................  $ 8,819
2003.......................................................    6,662
2004.......................................................    4,854
2005.......................................................    3,811
2006.......................................................    1,733
Thereafter.................................................    4,891
                                                             -------
                                                             $30,770
                                                             =======

     The Company is involved in several legal actions relating to waste disposal sites. The Company's involvement in these matters has generally arisen from the alleged disposal by licensed waste haulers of small amounts of waste material many years ago. In addition, in Sinsheim, Germany, there is shallow groundwater and soil contamination that is naturally decreasing over time. The German environmental authorities have not required corrective action to date. As a result of the acquisition of GTI, the Company is involved in studying and undertaking certain remedial actions with respect to groundwater pollution and soil contamination conditions at a facility in Leesburg, Indiana. The Company anticipates making additional environmental expenditures in future years to continue its environmental studies, analysis and remediation activities.

     The Company is also subject to various lawsuits, claims and proceedings which arise in the ordinary course of its business. The Company does not believe that the outcome of any of these lawsuits will have a material adverse effect on its financial results.

     The Company accrues costs associated with environmental and legal matters when they become probable and reasonably estimable. Accruals are established based on the estimated undiscounted cash flows to settle the obligations and are not reduced by any potential recoveries from insurance or other indemnification claims. Management believes that any ultimate liability with respect to these actions in excess of amounts provided will not materially affect the Company's operations or consolidated financial position, liquidity or operating results.

(8)  SHAREHOLDERS' EQUITY

     On October 19, 2000, the Company's Board of Directors approved a two-for-one split of the Company's common stock in the form of a 100% common stock dividend for shareholders of record as of November 6, 2000, payable November 27, 2000. A total of 16,618,381 shares were issued in connection with the split. The stated par value of each share was not changed from $.125. Relevant share and per share amounts have been restated to retroactively reflect the stock split.

     The retained earnings of the Company at December 28, 2001 include approximately $10.0 million which has been restricted in accordance with the laws of the People's Republic of China (PRC). This amount, which is based on the earnings of the Company's subsidiaries in the PRC, may not be available for distribution to the U.S. parent company or its shareholders but is not required to be held in cash.

     The Company has a Shareholder Rights Plan. The Rights are currently not exercisable, and automatically trade with the Company's common shares. However, after a person or group has acquired 15% or more of the common shares, the Rights will become exercisable, and separate certificates representing the Rights will be distributed. In the event that any person or group acquires 15% of the common shares, each holder of two Rights (other than the Rights of the acquiring person) will have the right to receive, for $135, that number of

                       TECHNITROL, INC. AND SUBSIDIARIES
common shares having a market value equal to two times the exercise price of the Rights. Alternatively, in the event that, at any time following the date in which a person or group acquires ownership of 15% or more of the common shares, the Company is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power is sold, each holder of two Rights (other than the Rights of such acquiring person or group) will thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring entity having a then market value equal to two times the exercise price of the Rights. The Rights may be redeemed by the Company at a price of $.005 per Right at any time prior to becoming exercisable. Rights that are not redeemed or exercised will expire on September 9, 2006.

     Effective August 1, 2001, the Company adopted a new qualified, non-compensatory employee stock purchase plan that provides substantially all employees an opportunity to purchase common stock of the Company. The purchase price is equal to 85% of the fair value of the common stock on either the first day of the offering period or the last day of the purchase period, whichever is lower. The offering periods and purchase periods are defined by the plan, but are each generally six months in duration. In connection with this stock purchase plan, 1,000,000 shares of common stock are reserved for issuance under the plan. In 1999, 2000 and 2001, employees purchased approximately 60,000, 530,000 and 398,000 shares, respectively, under a predecessor plan.

(9) EARNINGS PER SHARE

     Basic earnings per share are calculated by dividing earnings by the weighted average number of common shares outstanding during the year (excluding restricted shares which are considered to be contingently issuable). The Company has restricted shares outstanding of 368,000, 386,000, and 361,000 as of December 31, 1999, December 29, 2000 and December 28, 2001, respectively, which generally vest over a three year term. For calculating diluted earnings per share, common share equivalents and restricted stock outstanding are added to the weighted average number of common shares outstanding. Common share equivalents result from outstanding options to purchase common stock as calculated using the treasury stock method. Such amounts were approximately 36,000 in 1999, 5,500 in 2000 and 24,000 in 2001. Relevant share amounts and earnings per share have been restated to reflect a two-for-one stock split effective on November 27, 2000. Earnings per share calculations are as follows (in thousands, except per share amounts):

                                                                 1999       2000      2001
                                                                -------    -------   -------
Net income..................................................    $44,312    $99,308   $ 2,466
Basic earnings per share:
  Shares....................................................     32,092     32,510    33,202
  Per share amount..........................................    $  1.38    $  3.05   $   .07
Diluted earnings per share:
  Shares....................................................     32,492     32,859    33,566
  Per share amount..........................................    $  1.36    $  3.02   $   .07

(10) EMPLOYEE BENEFIT PLANS

     The Company and certain of its subsidiaries maintain defined benefit pension plans and make contributions to multi-employer plans covering certain union employees. Certain non-U.S. subsidiaries have varying types of retirement plans providing benefits for substantially all of their employees.

     Pension (benefit) expense was as follows (in thousands):

                                                              1999     2000    2001
                                                              -----    ----    -----
Principal defined benefit plans.............................  $(982)   $149    $(395)
Multi-employer and other employee benefit plans.............    295     490      221
                                                              -----    ----    -----
                                                              $(687)   $639    $(174)
                                                              =====    ====    =====

                       TECHNITROL, INC. AND SUBSIDIARIES

     The expense for the principal defined benefit pension plans include the following components (in thousands):

                                                               1999      2000      2001
                                                              ------    ------    ------
Service cost--benefits earned during the period.............  $1,180    $1,309    $1,192
Interest cost on projected benefit obligation...............   1,399     1,566     1,667
Expected actual return on plan assets.......................  (2,256)   (2,430)   (2,818)
Curtailment gain............................................    (664)       --        --
Net amortization............................................    (641)     (296)     (436)
                                                              ------    ------    ------
  Net periodic pension (benefit) cost.......................  $ (982)   $  149    $ (395)
                                                              ======    ======    ======

     The financial status of the principal defined benefit plans at December 29, 2000 and December 28, 2001, was as follows (in thousands):

                                                               2000       2001
                                                              -------    -------
Change in benefit obligation:
  Benefit obligation at beginning of year...................  $20,989    $24,397
     Service cost...........................................    1,190      1,192
     Interest cost..........................................    1,566      1,667
     Actuarial gain.........................................     (656)       547
     Plans not previously aggregated........................    2,109         --
     Benefits paid..........................................     (801)    (1,387)
                                                              -------    -------
  Benefit obligation at end of year.........................   24,397     26,416
                                                              -------    -------
Change in plan assets:
  Fair value of plan assets at beginning of year............   26,548     31,689
     Actual return on plan assets...........................    5,082     (1,568)
     Employer contributions.................................       --         --
     Plans not previously aggregated........................      852         --
     Benefits paid..........................................     (793)    (1,387)
                                                              -------    -------
  Fair value of plan assets at end of year..................   31,689     28,734
                                                              -------    -------
  Funded status.............................................    7,292      2,318
  Unrecognized:
     Net gains..............................................  (11,491)    (4,625)
     Prior service cost.....................................      633        990
     Intangible asset.......................................       --       (407)
     Net transition obligation..............................       62         72
                                                              -------    -------
Accrued pension costs at the end of the year................  $(3,504)   $(1,652)
                                                              =======    =======

     Benefits are based on years of service and average final compensation. For U.S. plans, the Company funds, annually, at least the minimum amount required by the Employee Retirement Income Security Act of 1974. Depending on the investment performance of plan assets and other factors, the funding amount may be zero. Plan assets consist principally of short-term investments and listed bonds and stocks. Assumptions used to develop data for 2000 and 2001 were as follows:

Discount rate...............................................  7.3%
Annual compensation increases...............................  4.8%
Expected long-term rates of return on plan assets...........  9.0%

                       TECHNITROL, INC. AND SUBSIDIARIES

     The Company maintains defined contribution 401(k) plans covering substantially all U.S. employees not affected by certain collective bargaining agreements. Under the primary 401(k) plan, the Company contributed a matching amount equal to $1.00 for each $1.00 of the participant's contribution not in excess of 4% of the participant's annual wages. The total contribution expense under the 401(k) plans for employees of continuing operations was $681,000, $1,529,000 and $1,469,000 in 1999, 2000 and 2001, respectively.

     The Company does not provide any significant post-retirement benefits other than the pension plans and 401(k) plans described above.

(11)  STOCK-BASED COMPENSATION

     The Company has an incentive compensation plan for employees of the Company and its subsidiaries. One component of this plan grants the recipient the right of ownership of Technitrol, Inc. common stock, conditional on the achievement of performance objectives and/or continued employment with the Company. A summary of the shares under the incentive compensation plan is as follows:

                                                           AVAILABLE TO
                                                            BE GRANTED
                                                           ------------
Shares authorized........................................    4,900,000
Awarded during years prior to 2001, net of
  cancellations..........................................   (2,015,874)
                                                            ----------
Balance at December 29, 2000.............................    2,884,126
Awarded during 2001, net of cancellations................      (39,020)
                                                            ----------
Balance available at December 28, 2001...................    2,845,106
                                                            ==========

     During the years ended December 31, 1999, December 29, 2000 and December 28, 2001, the Company issued to employees, net of cancellations, incentive compensation shares having an approximate fair value at date of issue of $1,683,000, $2,598,000 and $1,055,268, respectively. The fair value of the incentive compensation shares are based on fair market price of the stock at the award date and recorded as deferred compensation. Compensation is recognized over the vesting period which is generally three years. Shares are held by the Company until the continued employment requirement and/or performance criteria have been attained. For shares subject to continued employment requirements, the market value of the shares at the date of grant is charged to expense during the vesting period on a straight-line basis. For shares subject to performance criteria, the expense varies with the market value of the shares until the performance criteria are met or are deemed to be unachievable. Cash awards, which accompany shares released under the Incentive Compensation Plan and are intended to assist recipients with their resulting personal tax liability, are based on the market value of the shares when restrictions lapse. Cash awards are accrued over the restriction period, and the related expense is variable based on the market value of the shares. Amounts charged to expense as a result of the Incentive Compensation Plan and related expenses were $2,327,000 in 1999, $6,990,000 in 2000 and $1,219,000 in 2001. A substantial portion of the shares granted are subject to variable accounting, whereby the related compensation expense is adjusted to reflect the impact of market price of the underlying shares awarded. The shares and expense associated with variable accounting were 40,000 and $209,000 in 1999, 112,900 and $3,440,000 in 2000, and 35,400 and
$206,000 in 2001, respectively.

     The Company also has a stock award plan for non-employee directors. The Board of Directors Stock Plan was approved in 1998 to assist the Company in attracting and retaining highly qualified persons to serve on the Company's Board of Directors. Under the terms of the plan, 60,000 shares of the Company's common stock are available for grant. On an annual basis, shares amounting to a dollar value predetermined by the plan are issued to non-employee directors and recorded as an expense at issuance. In 1999, 2000 and 2001 10,848, 5,096 and 3,448 shares, respectively, (including those deferred at the directors' election) were issued under the plan. A total of 38,816 shares remain available for issuance under the plan.

                       TECHNITROL, INC. AND SUBSIDIARIES

     In connection with the 1995 acquisition of Pulse Engineering, options which had been granted for the purchase of Pulse common shares were assumed by the Company and converted into options to purchase Technitrol common stock. At December 28, 2001, no options remained outstanding. No additional options are expected to be granted under the assumed plans.

     In February of 2001, the executive compensation committee of the Company adopted a stock option plan. All employees of the Company and designated subsidiaries are eligible to participate in the stock option plan. Except as limited by the terms of the option plan, the committee has discretion to select the persons to receive options and to determine the terms and conditions of the option, including the number of shares underlying the option, the exercise price, the vesting schedule and term. The options are granted at no cost to the employee and cannot be granted with an exercise price less than the fair market value at the date of grant. The options granted in 2001 vest equally over four years and expire in seven years. During the year ended December 28, 2001 a total of 232,700 shares, net of cancellations, were awarded to employees at a weighted average strike price of $21.86 per share. None of the shares were vested as of December 28, 2001.

     As permitted by the provisions of FAS 123, the Company applies Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based employee compensation plans. Accordingly, no compensation cost has been recognized for the Company's employee stock incentive plans. If compensation cost for the Company's stock option plan and employee stock purchase plan have been determined based on the fair value as required by FAS 123, the Company's pro forma net income (loss) and earnings (loss) per basic and diluted share would have been $78.2 million, $2.41 and $2.38, respectively for 2000 and $(4.6) million, $(.14) and $(.14), respectively, for 2001.

(12)  RESTRUCTURING AND UNUSUAL AND INFREQUENT ITEMS

     In the quarter ended March 31, 2000, AMI Doduco recorded a $5.5 million provision for restructuring initiatives due to a reduction in employment levels by approximately 120 people, primarily in Germany. The Company provided $3.7 million for employee severance and related payments, $0.9 million related to the impairment of certain assets and $0.9 million for other exit costs. Offsetting these costs was a gain of $1.4 million related to the sale of a non-strategic European product line and a $0.8 million gain related to an insurance settlement. As of December 29, 2000, the balance outstanding was $2.5 million.

     During the second quarter of 2001, the Company announced the closure of a Pulse production facility in Thailand. The Company also announced the closure of a Pulse production facility in Malaysia in the third quarter of 2001. The production at these two facilities was transferred to other Pulse facilities in Asia. The Company provided reserves of $3.6 million for these plant closings, comprised of $2.5 million for severance and related payments and $1.1 million for other exit costs. The majority of this accrual will be utilized by the end of the first quarter of 2002.

     The Company also adopted other restructuring plans during 2001. In this regard, employee severance provisions of $6.4 million were recorded during 2001. Approximately 3,500 manufacturing personnel primarily in Asia, and approximately 200 support personnel in North America and Europe were terminated. Approximately 75% of all of the employee severance and related payments in connection with these actions were completed as of December 28, 2001. Approximately $2.3 million of the provision remains as of December 28, 2001 for severance payments and related expenses to be paid during 2002. An additional $0.7 million remains accrued at December 28, 2001 for other exit costs primarily in Thailand and Malaysia. Termination costs for employees at our Thailand and Malaysian facilities have been included in the separate provisions for exiting those facilities. In addition to these terminations, headcount was reduced by approximately 12,300 additional personnel, net of new hires, during fiscal 2001 through voluntary employee attrition and involuntary workforce reductions, primarily at manufacturing facilities in the PRC where severance payments are not necessary. Accordingly, on a consolidated basis, the Company's employee base dropped from approximately 30,600 as of December 29, 2000 to approximately 14,800 as of December 28, 2001.

                       TECHNITROL, INC. AND SUBSIDIARIES

     The Company recorded pre-tax inventory provisions in cost of sales of $20.3 million for the year ended December 28, 2001. These provisions resulted from production capacity reductions. In addition, a charge of $3.5 million was recorded during the third quarter of 2001 to write down the value of certain Pulse fixed assets to their disposal value. The assets are Asian-based production equipment that became idle in 2001 due to the contraction in Pulse's business. The assets have been marketed through the liquidation market, and the majority has either been sold for its residual value or scrapped. The remaining cost basis of the assets has been reclassified from fixed assets to assets held for sale in the balance sheet as of December 28, 2001.

     Total restructuring and unusual and infrequent items for the year ended December 28, 2001 includes $3.6 million related to the Thailand and Malaysia plant closings, $6.4 million for other restructuring plans and $3.5 million for the write down of Pulse fixed assets.

     Approximately $0.5 million for AMI Doduco restructuring actions is included in the aggregate charge of $6.4 million noted above. The capital-intensity of AMI Doduco makes quick changes in its cost structure more challenging than at Pulse.

     As a result of its core business focus on both economic and operating profit, the Company will continue to aggressively size both Pulse and AMI Doduco so that costs are minimized during market downturns, while they plan for the recovery in demand and pursue additional growth opportunities. The Company may adopt additional cost reduction actions during 2002, depending on the timing and extent of a recovery in Pulse's markets and the economy in general. If additional actions are undertaken, the amounts will depend on specific actions taken to reduce manufacturing capacity and improve efficiency.

     The Company's restructuring charges and unusual and infrequent items are summarized on a year-to-date basis for 2001 as follows:

RESTRUCTURING PROVISION (IN MILLIONS:)             AMI DODUCO   PULSE   TOTAL
--------------------------------------             ----------   -----   -----
Balance accrued at December 29, 2000.............    $ 2.5      $ --    $ 2.5
Accrued during the year ended December 28,
  2001...........................................      0.5      13.1     13.6
Severance and other cash payments................     (2.2)     (7.2)    (9.4)
Non-cash asset disposals.........................     (0.2)     (3.5)    (3.7)
                                                     -----      -----   -----
Balance accrued at December 28, 2001.............    $ 0.6      $2.4    $ 3.0
                                                     =====      =====   =====

(13) SUPPLEMENTARY INFORMATION

     The following amounts were charged directly to costs and expenses (in thousands):

                                                         1999       2000       2001
                                                        -------    -------    -------
Depreciation..........................................  $15,678    $18,548    $21,177
Amortization of intangible assets.....................    3,733      3,830      5,376
Advertising...........................................      780        662        552
Repairs and maintenance...............................    6,480     10,382      6,668
Bad debt expense......................................      116      1,063        697
Cash payments made:
  Income taxes........................................  $17,604    $14,218    $11,736
  Interest............................................    3,528      3,530      5,470

Accumulated other comprehensive income as disclosed in the Consolidated Statements of Changes in Shareholders' Equity consists principally of foreign currency translation items.

                       TECHNITROL, INC. AND SUBSIDIARIES

(14) SEGMENT AND GEOGRAPHICAL INFORMATION

     The Company operates its business in two segments: the Pulse segment, which operates under the name Pulse, and the AMI Doduco segment, which operates under the name AMI Doduco. We refer to these segments as ECS or Pulse, and ECPS or AMI Doduco, respectively. Pulse is managed by a President who reports to our Chief Executive Officer. AMI Doduco is managed by co-Presidents, each of whom reports to our Chief Executive Officer.

     Pulse designs and manufactures a wide variety of highly-customized passive magnetics-based electronic components. These components manage and regulate electronic signals and power for use in a variety of devices by filtering out radio frequency interference and adjusting and ensuring proper current and voltage. These products are often referred to as chokes, inductors, filters and transformers. Pulse sells its products to multinational original equipment manufacturers, contract manufacturers and distributors.

     AMI Doduco is a global manufacturer of a full range of electrical contact products, from contact materials to completed contact subassemblies. Contact products complete or interrupt electrical circuits in virtually every electrical device. AMI Doduco provides its customers with a broad array of highly engineered products and tools designed to meet unique customer needs.

Amounts are in thousands:

                                                         1999       2000        2001
                                                       --------   --------    --------
Net sales from continuing operations
  Pulse..............................................  $307,351   $438,770    $253,281
  AMI Doduco.........................................   223,085    225,608     220,918
                                                       --------   --------    --------
     Total...........................................  $530,436   $664,378    $474,199
                                                       ========   ========    ========
Operating profit before income taxes
  Pulse..............................................  $ 49,893   $110,892    $  9,381
  Pulse restructuring and infrequent and unusual
     items...........................................        --         --     (13,053)
  AMI Doduco.........................................    11,296     12,517       6,300
  AMI Doduco restructuring and infrequent and unusual
     items...........................................        --     (3,305)       (541)
                                                       --------   --------    --------
          Total operating profit.....................    61,189    120,104       2,087
  Items not included in segment profit(1)............    (2,180)     2,810       3,282
                                                       --------   --------    --------
  Earnings from continuing operations before income
     taxes...........................................  $ 59,009   $122,914    $  5,369
                                                       ========   ========    ========
Assets at end of year
  Pulse..............................................  $173,027   $229,560    $237,237
  AMI Doduco.........................................   111,076    112,085     114,476
                                                       --------   --------    --------
          Segment assets.............................   284,103    341,645     351,713
  Assets not included in Segment assets(2)...........    97,136    179,126     173,307
                                                       --------   --------    --------
          Total......................................  $381,239   $520,771    $525,020
                                                       ========   ========    ========
Capital expenditures(3)
  Pulse..............................................  $ 10,894   $ 23,323    $ 10,302
  AMI Doduco.........................................    12,031      8,379      10,204
                                                       --------   --------    --------
          Total......................................  $ 22,925   $ 31,702    $ 20,506
                                                       ========   ========    ========

                       TECHNITROL, INC. AND SUBSIDIARIES

                                                         1999       2000        2001
                                                       --------   --------    --------
Depreciation and amortization
  Pulse..............................................  $ 12,586   $ 14,129    $ 17,183
  AMI Doduco.........................................     6,825      8,249       9,370
                                                       --------   --------    --------
          Total......................................  $ 19,411   $ 22,378    $ 26,553
                                                       ========   ========    ========

------------
(1) Includes interest income, interest expense and other non-operating items disclosed in the Company's Consolidated Statements of Earnings. The Company excludes these items when measuring segment operating profit.

(2) Cash and cash equivalents are the primary corporate assets. The Company also excludes net deferred tax assets when measuring segment assets.

(3) During the past three years, the Company has acquired several companies. See
    Note 2 of Notes to Consolidated Financial Statements. The Company has included acquired property, plant and equipment in these capital expenditure amounts.

     The Company recognizes revenue upon shipment of product and passage of title without right of return. The Company offers customers credit terms that are believed to be generally consistent with the terms offered in their industries. The Company reserves for or writes off a customer account when they no longer feel the customer can or will pay. The Company believes that the quality of customers, which are generally large global companies, and their extensive customer base limits their exposure to significant concentrations of customer credit risk. For example, no customer accounted for more than 10% of sales in 1999, 2000 or 2001. Sales to their ten largest customers accounted for 32% of sales in 1999, 36% of sales in 2000 and 31% of sales in 2001. Depending on the amount of cash the Company may have from time to time, it may maintain significant cash investments at financial institutions.

     The Company has no significant intercompany revenue between its segments. The Company does not use income taxes when measuring segment results; however, the Company allocates income taxes to the segments to determine certain performance measures. These performance measures include return on employed capital and economic profit. The following pro forma disclosure of segment income tax expense is based on simplified assumptions and includes allocations of corporate tax items. These allocations are based on the proportionate share of total tax expense for each segment, obtained by multiplying the respective segment's operating profit by the relevant estimated effective tax rate for the year. The allocated tax expense amounts for Pulse were, in thousands, $10,834, $18,850 and $2,123 in 1999, 2000 and 2001, respectively. For AMI Doduco, they were, in thousands, $3,863, $4,756 and $780 in 1999, 2000 and 2001, respectively.

     The Company sells its products to customers in North America, Europe, Asia and throughout the world. The following table summarizes its sales to customers in the United States and Germany, where sales are significant. Other countries in which the Company's sales are not significant are grouped into regions. The Company attributes customer sales to the country addressed in the sales invoice. The product is usually shipped to the same country.

                       TECHNITROL, INC. AND SUBSIDIARIES

     Amounts are in thousands:

                                                       1999        2000        2001
                                                     --------    --------    --------
Sales to customers in:
United States......................................  $226,376    $295,864    $166,237
Europe, other than Germany.........................   108,339     130,611     126,736
Germany............................................    86,174      76,279      70,792
Asia...............................................    70,589     109,784      80,691
North America, other than U.S. ....................    36,507      46,664      25,163
Other..............................................     2,451       5,176       4,580
                                                     --------    --------    --------
          Total....................................  $530,436    $664,378    $474,199
                                                     ========    ========    ========

     The following table includes net property, plant and equipment located in the United States, Germany and China, where assets are significant. Other countries in which such assets are not significant are grouped into regions. Property, plant and equipment represents all of the relevant assets that have long useful lives.

     Amounts are in thousands:

                                                         1999       2000       2001
                                                        -------    -------    -------
Net property, plant and equipment located in:
United States.........................................  $22,554    $23,896    $22,180
China.................................................   19,170     27,210     23,057
Germany...............................................   14,639     13,935     12,456
Asia, other than China................................   12,563     14,220      9,191
Europe, other than Germany............................   10,659     10,477     12,793
Other.................................................    3,137      2,660      3,375
                                                        -------    -------    -------
          Total.......................................  $82,722    $92,398    $83,052
                                                        =======    =======    =======

(15)  QUARTERLY FINANCIAL DATA (UNAUDITED)

     Quarterly results of operations (unaudited) for 2000 and 2001 are summarized as follows (in thousands, except per share data):

                                                  MAR. 31     JUNE 30     SEPT. 29    DEC. 29
                                                  --------    --------    --------    --------
2000:
  Net sales.....................................  $152,693    $163,186    $170,674    $177,825
  Gross profit..................................    54,141      62,542      68,549      69,290
  Net earnings..................................    16,832      24,884      27,784      29,808
  Net earnings per share:
     Basic......................................       .52         .77         .85         .91
     Diluted....................................       .52         .76         .84         .90

Earnings per share amounts reflect stock splits through December 28, 2001.

                       TECHNITROL, INC. AND SUBSIDIARIES

                                                                 QUARTER ENDED
                                                  --------------------------------------------
                                                  MAR. 30     JUNE 29     SEPT. 28    DEC. 28
                                                  --------    --------    --------    --------
2001:
  Net sales.....................................  $157,244    $112,835    $100,846    $103,274
  Gross profit..................................    50,377      24,771      22,153      17,217
  Net earnings..................................    17,994      (1,459)     (9,290)     (4,779)
  Net earnings per share:
     Basic......................................       .55        (.04)       (.28)       (.14)
     Diluted....................................       .54        (.04)       (.28)       (.14)

(16)  SUBSEQUENT EVENT

     The Company has filed a registration statement on Form S-3, as amended, for a proposed secondary public offering of up to 5,290,000 shares of its common stock. The Company expects to use the net proceeds from the sale of shares for repayment of outstanding debt, potential strategic acquisitions and general corporate purposes. The registration statement relating to these securities was initially filed with the Securities and Exchange Commission on January 24, 2002 and has since been amended, but it has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

                       TECHNITROL, INC. AND SUBSIDIARIES

                        FINANCIAL STATEMENT SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                           (In thousands of dollars)

                                                        ADDITIONS (DEDUCTIONS)
                                                       ------------------------
                                                       CHARGED TO    WRITE-OFFS
                                           BALANCE     COSTS AND        AND          BALANCE
              DESCRIPTION                 JANUARY 1     EXPENSES      PAYMENTS     DECEMBER 31
              -----------                 ---------    ----------    ----------    -----------
Year ended December 31, 1999:
Reserve for obsolete and slow-moving
  inventory.............................   $17,134      $ 4,483       $(15,334)      $ 6,283
                                           =======      =======       ========       =======
Reserve for doubtful accounts...........   $   819      $   116       $    (53)      $   882
                                           =======      =======       ========       =======
Year ended December 29, 2000:
Reserve for obsolete and slow-moving
  inventory.............................   $ 6,283      $ 8,129       $ (5,186)      $ 9,226
                                           =======      =======       ========       =======
Reserve for doubtful accounts...........   $   882      $ 1,063       $    (37)      $ 1,908
                                           =======      =======       ========       =======
Year ended December 28, 2001:
Reserve for obsolete and slow-moving
  inventory.............................   $ 9,226      $20,295       $ (6,004)      $23,517
                                           =======      =======       ========       =======
Reserve for doubtful accounts...........   $ 1,908      $   697       $    (45)      $ 2,560
                                           =======      =======       ========       =======

                               [TECHNITROL LOGO]

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of the costs and expenses we expect to pay in connection with the issuance and distribution of the shares of common stock registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission Registration Fee.


SEC Filing and Registration Fees............................  $ 11,408
New York Stock Exchange Listing Fees........................    18,515
Legal Fees and Expenses.....................................   225,000
Cost of Printing............................................   125,000
Accounting Fees and Expenses................................   100,000
Blue Sky Filing Fees........................................       -0-
NASD Fees...................................................    18,050
Miscellaneous Expenses......................................    27,027
                                                              --------
          Total.............................................  $525,000


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Pennsylvania Business Corporation Law generally provides that a company shall have the power to indemnify its officers, directors and others against liability incurred by them by reason of their position with the company if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the company, and, with respect to any criminal action or proceeding related to a third-party action, the indemnified party had no reasonable cause to believe his conduct was unlawful.

     Section 1 of Article VII of the Company's Bylaws provides for mandatory indemnification of directors and officers against third-party actions in such circumstances. Section 2 of Article VII of the Company's Bylaws provides for mandatory indemnification for any director or officer made party to any derivative suit if he acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company; provided, however, no indemnification against expenses will be made where the person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and to the extent that the applicable Court of Common Pleas shall determine such person is fairly and reasonably entitled to indemnity. Under Section 3 of Article VII, an independent determination of disinterested directors, legal counsel or shareholders of the Company will determine whether the person is entitled to indemnification under Sections 1 and 2, unless indemnification is ordered by a court. In addition, Section 5 of
Article VII of the Bylaws provides for advancement of expenses in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking, by or on behalf of the person who may be entitled to indemnification under Sections 1, 2 and 4 of Article VII, to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company.

     The Pennsylvania Business Corporation Law also permits a corporation to include in its bylaws, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the Pennsylvania Business Corporation Law; provided, however, indemnification shall not be permitted in any case where the act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Section 4 of Article VII of the Company's Bylaws generally provides for mandatory indemnification of officers and directors acting on behalf of the Company, except that indemnification shall not be permitted in any case where the act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Indemnification under Section 4 will be provided without the independent determination or court order required by
Section 3 as described above. The Company also has entered into an Indemnification Agreement with each of the executive officers and directors of the Company. The Indemnification Agreements provide the same scope of indemnification as provided under the Bylaws. The Indemnifica-tion Agreements are direct contractual obligations of the Company in favor of the directors and officers. Therefore, in the event that the Bylaws are subsequently changed to reduce the scope of indemnification, executive officers and directors with Indemnification Agreements will not be affected by such changes.

     In addition, the Company maintains directors and officers insurance under which its directors and officers are insured against certain liabilities that may be incurred by them in their capacities as such.

ITEM 16.  EXHIBITS.


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  1.1     Form of Underwriting Agreement (incorporated by reference to
          Exhibit 1.1 to the Company's Amendment No. 2 to Registration
          Statement on Form S-3 dated March 13, 2002, File Number
          333-81286).
  2.1     Agreement and Plan of Merger, dated as of May 23, 2001, as amended as of July 6, 2001, by and among Pulse Engineering,
          Inc., Pulse Acquisition Corporation, Excelsus Technologies,
          Inc., and certain principal shareholders of Excelsus
          Technologies, Inc. that are signatories thereto
          (incorporated by reference to Exhibit 2 to the Company's
          Form 8-K dated August 21, 2001).
  3.1     Amended and Restated Articles of Incorporation of the
          Company (incorporated by reference to Exhibit 1 to the
          Company's Registration Statement on Form 8-A/A dated April
          10, 1998).
  3.2     Amendment to Amended and Restated Articles of Incorporation
          (incorporated by reference to Exhibit 3(i)(a) to the
          Company's Form 10-Q for the quarter ended June 29, 2001).
  3.3     By-laws (incorporated by reference to Exhibit 3.3 to the
          Company's Form 10-K for the fiscal year ended December 28,
          2001).
  4.1     Rights Agreement, dated as of August 30, 1996, between the
          Company and Registrar and Transfer Company, as Rights Agent
          (incorporated by reference to Exhibit 3 to the Company's
          Registration Statement on Form 8-A dated October 24, 1996).
  4.2     Amendment No. 1 to the Rights Agreement, dated as of March
          25, 1998, between the Company and Registrar and Transfer
          Company, as Rights Agent (incorporated by reference to
          Exhibit 4 to the Company's Registration Statement on Form
          8-A/A dated April 10, 1998).
  4.3     Amendment No. 2 to the Rights Agreement, dated as of June
          15, 2000, between the Company and Registrar and Transfer
          Company, as Rights Agent (incorporated by reference to
          Exhibit 5 to the Company's Registration Statement on Form
          8-A/A dated July 5, 2000).
  5.1     Opinion of Stradley, Ronon, Stevens & Young, LLP.
 10.1     Technitrol, Inc. 2001 Employee Stock Purchase Plan
          (incorporated by reference to Exhibit 4.1 to the Company's
          Registration Statement on Form S-8 dated June 28, 2001, File
          Number 333-64060).
 10.2     Technitrol, Inc. Restricted Stock Plan II, as amended and
          restated as of January 1, 2001 (incorporated by reference to
          Exhibit C to the Company's Definitive Proxy on Schedule 14A
          dated March 28, 2001).
 10.3     Technitrol, Inc. 2001 Stock Option Plan (incorporated by
          reference to Exhibit 4.1 to the Company's Registration
          Statement on Form S-8 dated June 28, 2001, File Number
          333-64068).
 10.4     Technitrol, Inc. Board of Directors Stock Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration
          Statement on Form S-8 dated June 1, 1998, File Number
          333-55751).
 10.5     Revolving Credit Agreement, by and among Technitrol, Inc.
          and certain of its subsidiaries, Bank of America, N.A, as
          Agent and Lender, and certain other Lenders that are
          signatories thereto, dated as of June 20, 2001 (incorporated by reference to Exhibit 10.(a) to the Company's Form 10-Q
          for the quarter ended June 29, 2001).
 10.6     Lease Agreement, dated October 15, 1991, between
          Ridilla-Delmont and AMI Doduco, Inc. (formerly known as
          Advanced Metallurgy Incorporated), as amended September 21,
          2001 (incorporated by reference to Exhibit 10.6 to the
          Company's Amendment No. 1 to Registration Statement on Form
          S-3 dated February 28, 2002, File Number 333-81286).
 10.7     Incentive Compensation Plan of Technitrol, Inc.
          (incorporated by reference to Exhibit 10.7 to the Company's
          Amendment No. 1 to Registration Statement on Form S-3 dated
          February 28, 2002, File Number 333-81286).

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 10.8     Technitrol, Inc. Supplemental Retirement Plan, Amended and
          Restated January 1, 2002 (incorporated by reference to
          Exhibit 10.8 to the Company's Amendment No. 1 to
          Registration Statement on Form S-3 dated February 28, 2002,
          File Number 333-81286).
 10.9     Agreement between Technitrol, Inc. and James M. Papada, III, dated July 1, 1999, as amended April 23, 2001, relating to the Technitrol, Inc. Supplemental Retirement Plan
          (incorporated by reference to Exhibit 10.9 to the Company's
          Amendment No. 1 to Registration Statement on Form S-3 dated
          February 28, 2002, File Number 333-81286).
 10.10    Letter Agreement between Technitrol, Inc. and James M.
          Papada, III, dated April 16, 1999, as amended October 18,
          2000 (incorporated by reference to Exhibit 10.10 to the
          Company's Amendment No. 1 to Registration Statement on Form
          S-3 dated February 28, 2002, File Number 333-81286).
 10.11    Form of Indemnity Agreement (incorporated by reference to
          Exhibit 10.11 to the Company's Form 10-K for the fiscal year ended December 28, 2001).
 23.1     Consent of KPMG LLP.
 23.2     Consent of Stradley, Ronon, Stevens & Young, LLP (contained in Exhibit 5.1 above).
 24.1     Powers of Attorney (incorporated by reference to Exhibit
          24.1 to the Company's Registration Statement on Form S-3
          dated January 24, 2002, File Number 333-81286).


ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 ("Securities Act"), each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c)  The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Trevose, Commonwealth of Pennsylvania, on April 3, 2002.


                                          TECHNITROL, INC.


                                          By:       /s/ DREW A. MOYER

                                            ------------------------------------

                                            Drew A. Moyer


                                            Secretary



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                       NAME                                         TITLE                      DATE
                       ----                                         -----                      ----

                         *                           Chairman, President and               April 3, 2002
---------------------------------------------------    Chief Executive Officer
               James M. Papada, III                    (Principal Executive Officer)

                         *                           Vice President--Finance and Chief     April 3, 2002
---------------------------------------------------    Financial Officer (Principal
                 Albert Thorp, III                     Financial Officer)

                 /s/ DREW A. MOYER                   Corporate Controller and Secretary    April 3, 2002
---------------------------------------------------    (Principal Accounting Officer)
                   Drew A. Moyer

                         *                           Director                              April 3, 2002
---------------------------------------------------
                 David H. Hofmann

                         *                           Director                              April 3, 2002
---------------------------------------------------
                J. Barton Harrison

                         *                           Director                              April 3, 2002
---------------------------------------------------
                   Graham Humes

                         *                           Director                              April 3, 2002
---------------------------------------------------
                  Edward M. Mazze

                         *                           Director                              April 3, 2002
---------------------------------------------------
                 Stanley E. Basara

                         *                           Director                              April 3, 2002
---------------------------------------------------
               John E. Burrows, Jr.

                         *                           Director                              April 3, 2002
---------------------------------------------------
                  Rajiv L. Gupta

                         *                           Director                              April 3, 2002
---------------------------------------------------
               C. Mark Melliar-Smith

              *By: /s/ DREW A. MOYER                                                       April 3, 2002
   ---------------------------------------------
                   Drew A. Moyer
                As Attorney-In-Fact

                                 EXHIBIT INDEX


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  1.1     Form of Underwriting Agreement (incorporated by reference to
          Exhibit 1.1 to the Company's Amendment No. 2 to Registration
          Statement on Form S-3 dated March 13, 2002, File Number
          333-81286).
  2.1     Agreement and Plan of Merger, dated as of May 23, 2001, as amended as of July 6, 2001, by and among Pulse Engineering,
          Inc., Pulse Acquisition Corporation, Excelsus Technologies,
          Inc., and certain principal shareholders of Excelsus
          Technologies, Inc. that are signatories thereto
          (incorporated by reference to Exhibit 2 to the Company's
          Form 8-K dated August 21, 2001).
  3.1     Amended and Restated Articles of Incorporation of the
          Company (incorporated by reference to Exhibit 1 to the
          Company's Registration Statement on Form 8-A/A dated April
          10, 1998).
  3.2     Amendment to Amended and Restated Articles of Incorporation
          (incorporated by reference to Exhibit 3(i)(a) to the
          Company's Form 10-Q for the quarter ended June 29, 2001).
  3.3     By-laws (incorporated by reference to Exhibit 3.3 to the
          Company's Form 10-K for the fiscal year ended December 28,
          2001).
  4.1     Rights Agreement, dated as of August 30, 1996, between the
          Company and Registrar and Transfer Company, as Rights Agent
          (incorporated by reference to Exhibit 3 to the Company's
          Registration Statement on Form 8-A dated October 24, 1996).
  4.2     Amendment No. 1 to the Rights Agreement, dated as of March
          25, 1998, between the Company and Registrar and Transfer
          Company, as Rights Agent (incorporated by reference to
          Exhibit 4 to the Company's Registration Statement on Form
          8-A/A dated April 10, 1998).
  4.3     Amendment No. 2 to the Rights Agreement, dated as of June
          15, 2000, between the Company and Registrar and Transfer
          Company, as Rights Agent (incorporated by reference to
          Exhibit 5 to the Company's Registration Statement on Form
          8-A/A dated July 5, 2000).
  5.1     Opinion of Stradley, Ronon, Stevens & Young, LLP.
 10.1     Technitrol, Inc. 2001 Employee Stock Purchase Plan
          (incorporated by reference to Exhibit 4.1 to the Company's
          Registration Statement on Form S-8 dated June 28, 2001, File
          Number 333-64060).
 10.2     Technitrol, Inc. Restricted Stock Plan II, as amended and
          restated as of January 1, 2001 (incorporated by reference to
          Exhibit C to the Company's Definitive Proxy on Schedule 14A
          dated March 28, 2001).
 10.3     Technitrol, Inc. 2001 Stock Option Plan (incorporated by
          reference to Exhibit 4.1 to the Company's Registration
          Statement on Form S-8 dated June 28, 2001, File Number
          333-64068).
 10.4     Technitrol, Inc. Board of Directors Stock Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration
          Statement on Form S-8 dated June 1, 1998, File Number
          333-55751).
 10.5     Revolving Credit Agreement, by and among Technitrol, Inc.
          and certain of its subsidiaries, Bank of America, N.A, as
          Agent and Lender, and certain other Lenders that are
          signatories thereto, dated as of June 20, 2001 (incorporated by reference to Exhibit 10.(a) to the Company's Form 10-Q
          for the quarter ended June 29, 2001).
 10.6     Lease Agreement, dated October 15, 1991, between
          Ridilla-Delmont and AMI Doduco, Inc. (formerly known as
          Advanced Metallurgy Incorporated), as amended September 21,
          2001 (incorporated by reference to Exhibit 10.6 to the
          Company's Amendment No. 1 to Registration Statement on Form
          S-3 dated February 28, 2002, File Number 333-81286).
 10.7     Incentive Compensation Plan of Technitrol, Inc.
          (incorporated by reference to Exhibit 10.7 to the Company's
          Amendment No. 1 to Registration Statement on Form S-3 dated
          February 28, 2002, File Number 333-81286).

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 10.7     Incentive Compensation Plan of Technitrol, Inc.
          (incorporated by reference to Exhibit 10.7 to the Company's
          Amendment No. 1 to Registration Statement on Form S-3 dated
          February 28, 2002, File Number 333-81286).
 10.8     Technitrol, Inc. Supplemental Retirement Plan, Amended and
          Restated January 1, 2002 (incorporated by reference to
          Exhibit 10.8 to the Company's Amendment No. 1 to
          Registration Statement on Form S-3 dated February 28, 2002,
          File Number 333-81286).
 10.9     Agreement between Technitrol, Inc. and James M. Papada, III, dated July 1, 1999, as amended April 23, 2001, relating to the Technitrol, Inc. Supplemental Retirement Plan
          (incorporated by reference to Exhibit 10.9 to the Company's
          Amendment No. 1 to Registration Statement on Form S-3 dated
          February 28, 2002, File Number 333-81286).
 10.10    Letter Agreement between Technitrol, Inc. and James M.
          Papada, III, dated April 16, 1999, as amended October 18,
          2000 (incorporated by reference to Exhibit 10.10 to the
          Company's Amendment No. 1 to Registration Statement on Form
          S-3 dated February 28, 2002, File Number 333-81286).
 10.11    Form of Indemnity Agreement (incorporated by reference to
          Exhibit 10.11 to the Company's Form 10-K for the fiscal year ended December 28, 2001).
 23.1     Consent of KPMG LLP.
 23.2     Consent of Stradley, Ronon, Stevens & Young, LLP (contained in Exhibit 5.1 above).
 24.1     Powers of Attorney (incorporated by reference to Exhibit
          24.1 to the Company's Registration Statement on Form S-3
          dated January 24, 2002, File Number 333-81286).